PURCHASE AGREEMENT
(as amended and restated)

between

dmc[2] Degussa Metals Catalysts Cerdec AG
Hanau, Germany

- hereinafter referred to as "Seller" -

and

OM Group, Inc.
Cleveland, Ohio, USA

- hereinafter referred to as "Buyer" -

and

Degussa AG
Düsseldorf, Germany

- hereinafter referred to as "Degussa" -

TABLE OF CONTENTS

Preamble
1	Sale of the Interests and Shares
2	Purchase Price
3	Internal Restructuring of Seller prior to Closing; Settlement of Debts
4	Closing
5	Balance Sheet per December 31, 2000 / Closing Balance Sheet
6	Representations and Warranties by Seller
7	Representations and Warranties by Buyer
8	Breach of Representations and Warranties
9	Environmental Indemnity
10	Indemnities for Certain Contingent Liabilities
11	Exclusion of Further Claims
12	Information Duty; Participation in Proceedings; Access to Files
13	Covenants of the Parties; Maintenance of Partnership Structure
14	Period after Execution
15	Suretyship
16	Termination
17	Confidentiality; Publication
18	Prohibition of Assignment
19	Merger Control Clearance by Antitrust Authorities
20	Costs
21	Completeness of the Purchase Agreement; Written Form
22	Severability
23	Notices
24	Choice of Law; Arbitration
25	Prohibition on Competition
26	No Third Party Beneficiaries

TABLE OF ANNEXES

Amended Annex Preamble 4A	Schedule of Consolidated Subsidiaries
Amended Annex Preamble 4B	Schedule of Other Subsidiaries
Amended Annex Preamble 4C	Schedule of Participations
Amended Annex Preamble 4D	Entity Structure Chart
Amended Annex Preamble 5	Schedule of Direct Foreign Subsidiaries
Amended Annex 2.1	Allocation of Unadjusted Purchase Price
Annex Preamble 4C	Schedule of Participations
Annex 2.2.3	Volume of Precious Metal Leases
Annex 4.1	Representation and Warranty Statement
Annex 4.3.4	Spin-off Transactions Not Completed
Annex 6.1.4	Issued Share Capital
Annex 6.1.5	Third Party Rights
Annex 6.2.1	Financial Information on Consolidated Subsidiaries
Annex 6.3	Real Property List
Annex 6.4	Personal Property List
Annex 6.5.1	Undisclosed Liabilities
Annex 6.5.2	Pension Report
Annex 6.5.3	Third Party Guarantees
Annex 6.7.1	Material Contracts
Annex 6.8	Material Insurance Policies
Annex 6.9	Claims and Litigation
Annex 6.11.2	Tax Return Filings
Annex 6.11.4	Tax Rulings
Annex 6.11.5	Tax Allocation and Sharing Agreements
Annex 6.11.13	International and Foreign Sales Corporations and Other Investments of US Companies
Annex 6.11.14	Partnerships for US Income Tax Purposes
Annex 6.13	Material Adverse Changes
Annex 6.14	Compliance with Laws
Annex 6.15.1	Labor Matters
Annex 6.15.2	Key Employees
Annex 6.15.3	Employment Contracts
Annex 6.16.12	Post-Employment Medical Benefits
Annex 6.17	Customers and Suppliers
Annex 13.12.1	Map of Gutleut Area

DEFINITIONS

2000 At-Equity Subs Financial Statements	13.7.1
2000 Consolidated Financial Statements	5.1
Additional Consolidated Subsidiaries	5.2
Adjustment Amount	2.2
Antitrust Authorities	19.2
At-Equity Consolidated Subsidiaries	Preamble 4
Banking Day	2.1
Buyer	Frontpage
Closing	4.1
Closing Balance Sheet	5.3
Closing Conditions	4.3
Closing Date	4.1
Closing Net Debt	5.1
Commitments	19.4
Consolidated Financial Statements	5.1
Consolidated Subsidiaries	Preamble 4
Contracts	6.21.1
Contracts Trust	13.5
Covered by Insurance	5.9
December 2000 Balance Sheet	5.1
Degussa	Frontpage
Degussa Leased Space	13.13
Degussa Provisional Closing Date Intercompany Claims	3.5
Degussa Spin-off	Preamble 1
Degussa License	13.8.1
Direct Foreign Subsidiaries	Preamble 5
DMC2 Corp.	6.16.8
DMC2 Holding Corporation	6.11.7
Environmental Costs	9.2.6
Environmental Laws	9.2.3
Environmental Liabilities	9.2.1
Environmental Matters	9.2.5
Environmental Non-Compliance	9.2.1
ERISA	13.7.4
Excluded Assets and Excluded Liabilities	3.2
Executives	13.5
Executives' Employment Agreement	13.5
Existing Environmental Condition	9.2.2
Gross Purchase Price	2.1
Gutleut Area	13.12.1
Hazardous Materials	9.2.4
Indemnified Parties	9.1
Intellectual Property Rights	6.6
Intellectual Property Rights List	13.7.5
Interests and Shares	Preamble 6
Inventory	6.19.2
Key Employee	6.15.2
KPMG	5.1
Leased Property	6.3
Licensed Intellectual Property	13.7.5
Loss	10.1
Losses	10.1
Material Contracts	6.7.2
Material Insurance Policies	6.8
Monetary Liabilities	5.1
Net Working Capital	2.2.2
Net Working Capital Closing Statement	5.3
NewCo	Preamble 5
NewCo AG	Preamble 5
NewCo Spin-off	3.2
NewCo Spin-off Agreement	3.2
NewCo Spin-off Effective Date	6.3
Original Purchase Agreement	Preamble 7
Other Liquid Assets	5.1
Other Subsidiaries	Preamble 4
Owned Intellectual Property	13.7.5
Owned Property	6.3
Participations	Preamble 4
Parties	Preamble 3
Party	Preamble 3
Personal Property	6.4
Personal Property List	6.4
Plan	13.7.4
Plans	13.7.4
Post March 1999 Employees	6.16.4
Pre-April 1999 Employees	6.16.4
Precious Metal Leases	2.2.3
Preliminary Closing Balance Sheet	5.2
Product Claims List	13.7.6
Provisional Closing Date	2.1
Provisional Net Debt	2.1
Provisional Net Working Capital Closing Statement	5.2
Purchase Agreement	Preamble 7
Purchase Price	2.2.5
Real Property	6.3
Real Property Lease	6.3
Real Property List	6.3
Reasonable Defense Costs	9.2.7
Receivables	6.19.1
Remedial Work	9.8.3
Representation and Warranty Statement	4.1
Restoration Trust	13.5
Second Request	4.4(c)
Seller	Frontpage
Seller Company	Preamble 4
Seller Companies	Preamble 4
Site Contamination	9.8
Spin-off and Transfer Agreement	Preamble 1
Subsidiaries	Preamble 4
Third Party Purchaser	13.13
Trust Repayment Amount	13.5
Unadjusted Purchase Price	2.1
US Company	6.11.7
US Internal Revenue Code	6.11.7
US IRS	13.7.2
US Plans	13.7.2
US Qualified Plans	6.16.7

Preamble

1.	Seller is a company having its registered seat in Hanau and entered in the commercial register of the Municipal Court of Hanau under HRB 6939.

Seller was formerly named Cerdec Aktiengesellschaft Keramische Farben. By contribution agreement of March 30, 1993 (notarial deed no. 50/1993 of Notary Public Dr. Horst Brücher, Frankfurt am Main), Degussa contributed to Seller its business unit (Teilbetrieb) "Ceramic Colours" (Keramische Farben). By contribution agreement of March 30, 1993 (notarial deed no. 51/1993 of Notary Public Dr. Horst Brücher, Frankfurt am Main), Ciba-Geigy Limited, Basel, Switzerland contributed to Seller all of the shares in Cerdec Corporation, USA.

By contribution agreement of December 20, 1999 (notarial deed no. 1237/1999 of Notary Public Dr. Klaus Engfer, Frankfurt am Main), Degussa contributed to Seller its interests in Ordeg Co. Limited, Seoul, South Korea, Degussa Catalysts Limited, Port Elisabeth, Republic of South Africa, Degussa Scandinavian Catalysator AB, Karlskoga, Sweden, and Degussa Catalyst (Thailand) Limited, Bangkok, Thailand.

The new name "dmc[2] Degussa Metals Catalysts Cerdec AG" was registered in the commercial register on February 16, 2000. By spin-off and transfer agreement (Ausgliederungs- und Übernahmevertrag) of April 5, 2000 (notarial deed no. 271/2000 of Notary Public Dr. Klaus Engfer, Frankfurt am Main) (the "Spin-off and Transfer Agreement") Degussa transferred to Seller its business units (Teilbetriebe) "Automotive Catalysts" (Autoabgaskatalysatoren) and "Precious Metals" (Edelmetalle) pursuant to  123 para. 3 no. 1 of the German Transformation Act (Umwandlungsgesetz) (the "Degussa Spin-off"). The Spin-off and Transfer Agreement was ratified by the shareholders meeting of Degussa on May 30, 2000 and by the extraordinary shareholders meeting of Seller on June 23, 2000. The Degussa Spin-off has been registered in the commercial register of Degussa on August 18, 2000 and of Seller on August 16, 2000.

2.	Buyer is a corporation incorporated under the laws of the State of Delaware.

3.

Degussa is a company domiciled in Düsseldorf and entered in the commercial register of the Municipal Court of Düsseldorf under HRB 39635. Degussa is the sole shareholder of Seller. Seller, Buyer and Degussa are hereinafter also referred to as "Party" and jointly as "Parties".

4.

Seller is a direct or indirect shareholder of the companies listed in Amended Annex Preamble 4A attached hereto, which companies are consolidated with Seller (jointly the "Consolidated Subsidiaries"), separately identifying those Consolidated Subsidiaries which are at-equity consolidated as of December 31, 2000 (the "At-Equity Consolidated Subsidiaries"). Further details as to the Consolidated Subsidiaries, including their seats and complete legal names, are set forth in Amended Annex Preamble 4A.

Seller is the sole or majority direct or indirect shareholder of the companies listed in Amended Annex Preamble 4B attached hereto, which companies are not consolidated with Seller (jointly, the "Other Subsidiaries"). Further details as to the Other Subsidiaries, including their seats and complete legal names, are set forth in Amended Annex Preamble 4B (the Consolidated Subsidiaries and the Other Subsidiaries are jointly referred to as the "Subsidiaries").

Seller holds a direct or indirect interest or participation in the companies/partnerships listed in Amended Annex Preamble 4C attached hereto (jointly the "Participations"). Further details as to the Participations, including their seats and complete legal names, are set forth in Amended Annex Preamble 4C.

Amended Annex Preamble 4D is an entity structure chart showing Seller and each Subsidiary and Participation.

Seller and the Consolidated Subsidiaries, or, as of the Closing Date, NewCo AG, NewCo (each as defined below) and the Consolidated Subsidiaries are referred to in the aggregate as the "Seller Companies" or individually as a "Seller Company".

5.

It was the intention of Degussa to sell and transfer all of its shares in Seller to Buyer. However, upon request of Buyer prior to the date of the Original Purchase Agreement (as hereinafter defined), Seller has formed a limited partnership (Kommanditgesellschaft) in the legal form of an AG & Co. KG (in the following referred to as "NewCo"). The sole general partner of NewCo (Komplementär) is a stock corporation (Aktiengesellschaft) with a fully paid up registered share capital of Euro 50,000 (in the following referred to as "NewCo AG"). All capital interest in NewCo and all of the shares in NewCo AG are held by Seller.

Seller has transfered its business operations (Geschäftsbetrieb) except for its interests in the direct Subsidiaries and Participations incorporated outside Germany and listed in Amended Annex Preamble 5 (in the following jointly referred to as the "Direct Foreign Subsidiaries") and, for the avoidance of doubt, except for the rights and obligations under this Purchase Agreement to NewCo by way of a spin-off (Ausgliederung) pursuant to  123 para. 3 no. 1 of the German Transformation Act (Umwandlungsgesetz) effective on or prior to Closing.

6.

Seller intends to sell to Buyer all of its capital interest in NewCo, all of its shares in NewCo AG and all of its capital interest or shares in the Direct Foreign Subsidiaries (in the following jointly referred to as the "Interests and Shares") and Buyer intends to buy such Interests and Shares from Seller according to the provisions set forth herein.

Any agreement between Buyer and any third party providing for the sale and/or transfer of any business assets of NewCo or any of the Subsidiaries shall be independent of the transactions contemplated by this Purchase Agreement and Buyer shall acquire the Interests and Shares independent of any arrangements with any third party.

7.

On April 23th/24th, 2001 the Parties entered into a purchase agreement (notary Dr. Hans Hofmann, Frankfurt am Main, deed no. 62/2001) which purchase agreement shall hereinafter be referred to as the "Original Purchase Agreement". The Parties desire to amend and restate the Original Purchase Agreement by entering into this purchase agreement which shall be referred to hereinafter as the "Purchase Agreement". Except for Amended Annexes Preamble 4A, 4B, 4C, 4D and 5 and Amended Annex 2.1 (and except for Annex 4.5.5 of the Original Purchase Agreement which is hereby deleted in its entirety) all Annexes referred to in this Purchase Agreement are the Annexes referred in and attached to the Original Purchase Agreement. The Purchase Agreement supersedes the Original Purchase Agreement as from the date hereof.

Therefore, the Parties hereto agree as follows:

1

Sale of the Interests and Shares

1.1

Subject to the following provisions, Seller hereby sells to Buyer, and Buyer hereby buys from Seller with effect as of the Closing Date (as defined in  4.1 below) the Interests and Shares, as owned directly or indirectly on the Closing Date. The sale of the Interests and Shares shall include all rights and obligations attached to the Interests and Shares.

1.2	Seller shall transfer the Interests and Shares to Buyer or its designees and Buyer or its designees shall accept the transfer of the Interests and Shares from Seller on the Closing Date.

2

Purchase Price

2.1

The purchase price for the Interests and Shares shall amount to Euro 1,200,000,000 (in words: Euro one billion and two-hundred million) (the "Gross Purchase Price") minus the Provisional Net Debt (the "Unadjusted Purchase Price").

The Unadjusted Purchase Price allocation of the Interests and Shares as agreed upon between the Parties is attached hereto as Amended Annex 2.1.

In case the Provisional Net Debt amount is negative, the Gross Purchase Price shall be increased by an equal amount.

The term "Provisional Net Debt" shall mean the consolidated Monetary Liabilities (excluding any Monetary Liabilities (as defined in  5.1) under any cash pool and other interest bearing intercompany balances and any non-interest-bearing shareholder loans which shall be treated by Degussa and/or Seller at the Closing Date in accordance with  3.5 sub-paragraph 1 and further excluding any Monetary Liabilities paid-off as at the Provisional Closing Date by Seller in accordance with  3.4) of Seller and the Consolidated Subsidiaries (except for the At-Equity Consolidated Subsidiaries) minus the consolidated Other Liquid Assets (as defined in  5.1) of Seller and the Consolidated Subsidiaries (except for the At-Equity Consolidated Subsidiaries) as per close of business of the Provisional Closing Date.

The term "Provisional Closing Date" shall mean June 30th, 2001.

On the second Banking Day (a "Banking Day" being a day where banks in Frankfurt am Main are open for business during regular business hours) prior to the Closing Date, Degussa shall notify Buyer of (i) the amount of the Provisional Net Debt and (ii) the respective amount which has to be paid by either Buyer or Degussa pursuant to 3.5 sub-paragraph 2 or sub-paragraph 3 respectively together with reasonably detailed bank statements evidencing such amounts.

2.2	The Unadjusted Purchase Price shall be adjusted (increased or decreased) by the total amount which results from the application of the following provisions (the "Adjustment Amount"):-

2.2.1

If and to the extent the Net Working Capital as shown in the Net Working Capital Closing Statement (as defined in  5.3) falls short of DM 1.33 billion, the Unadjusted Purchase Price shall be decreased by an equal amount; in such event Seller or, after the date when the NewCo Spin off will become effective (the "NewCo Spin-off Effective Date"), NewCo shall provide Degussa in reasonable detail with the facts which have led to the decrease of the Net Working Capital. If and to the extent the Net Working Capital as shown in the Net Working Capital Closing Statement exceeds DM 1.43 billion, the Unadjusted Purchase Price shall be increased by an equal amount provided, however, that such an increase shall only be made if and to the extent Buyer has given its prior written consent.

2.2.2

If and to the extent the Closing Net Debt (as defined in  5.1 below) falls short of or exceeds the Provisional Net Debt, the Unadjusted Purchase Price shall be increased or decreased by an equal amount.

"Net Working Capital" within the meaning of  2.2.1 above shall be the total amount of all inventories (Vorräte) plus all trade receivables (Forderungen aus Lieferungen und Leistungen) minus the total amount of all trade payables (Verbindlichkeiten aus Lieferungen und Leistungen), all as shown in the Net Working Capital Closing Statement (as defined in  5.3). Trade receivables and trade payables between Seller Companies shall be excluded from, but between any Seller Company and Degussa or any of its affiliates (verbundene Unternehmen), which do not belong to the Seller Companies, shall be included into the Net Working Capital.

2.2.3

As of the Provisional Closing Date the total volume (measured by weight) of the net Precious Metal Leases (i.e. all Precious Metal Leases, where Seller or any Consolidated Subsidiaries (except for the At-Equity Consolidated Subsidiaries) has acted as lessee minus the total volume of all Precious Metal Leases, where Seller or any Consolidated Subsidiaries (except for the At-Equity Consolidated Subsidiaries) has acted as lessor) for each of the precious metals, which are referred to in Annex 2.2.3, shall neither be higher nor lower than the volume stated for the relevant precious metal as of December 31, 2000 in such Annex 2.2.3 plus or minus, respectively, five percent (5%) unless Buyer has given prior written consent.

If and to the extent the volume of the net Precious Metal Leases exceeds the aforementioned threshold (i.e. Annex 2.2.3 plus 5%) as of the Provisional Closing Date, the amount representing the excessive volume shall be treated as Monetary Liability and shall increase the Closing Net Debt accordingly. If and to the extent the volume of the net Precious Metal Leases is less than the aforementioned threshold (i.e. Annex 2.2.3 minus 5%) as of the Provisional Closing Date, the amount representing the shortfall shall be treated as Other Liquid Assets and shall reduce the Closing Net Debt accordingly. The aforementioned amounts shall be calculated by applying the first London fixing for gold, the London fixing for silver, the first London fixing for platinum and palladium, the Johnson Mathey 9.00 a.m. Base Price for rhodium and the 2.30 p.m. US$/Euro reference rate of the European Central Bank, each as at the Banking Day preceding the Provisional Closing Date.

For the purposes of this Purchase Agreement, "Precious Metal Leases" shall mean commercial precious metal lease agreements for an interest rate with financial institutions, precious metal traders and trade divisions of industrial enterprises with a maturity of more than one month. For the avoidance of doubt, consignments by and to customers shall not be deemed Precious Metal Leases.

2.2.4

The volume and the valuation of the precious metal inventory valued with LIFO as of the Provisional Closing Date in the Closing Balance Sheet (as defined in  5.3) shall be equal to the volume and the valuation of the precious metal inventory valued with LIFO at the December 2000 Balance Sheet. The purpose of this  2.2.4 is to ensure that all LIFO layers of the precious metal inventory as of December 31, 2000 will remain unchanged as of the Provisional Closing Date unless Buyer has given its prior written consent. If and to the extent the volume of the aforementioned inventory falls short as of the Provisional Closing Date of the volume as of December 31, 2000 the Unadjusted Purchase Price shall be decreased by the amount necessary for acquiring the shortfall at market prices as of the Provisional Closing Date (calculated in accordance with the last sentence of the second sub-paragraph of  2.2.3) and the Purchase Price shall be adjusted accordingly. If and to the extent the volume of the aforementioned inventory exceeds as of the Provisional Closing Date the volume as of December 31, 2000 the Purchase Price shall be increased by the market prices of the excess volume as of the Provisional Closing Date if Buyer has given its prior written consent.

2.2.5	The Unadjusted Purchase Price adjusted as provided for in this 2.2 shall be referred to hereinafter as the "Purchase Price"

2.3

The Unadjusted Purchase Price shall be increased by US$ 4,150,000 per month from the Provisional Closing Date to the date of effective payment and shall be due for payment on the Closing Date. The monthly increase shall be prorated for any partial month.

The Adjustment Amount shall bear interest from the Provisional Closing Date to the Closing Date at a rate equal to fifty (50) basis points above 3-month-EURIBOR (as of the Provisional Closing Date) and shall be due four weeks after the Net Working Capital Closing Statement (as defined in  5.3) has become final and binding pursuant to  5.5 below.

2.4

The payments to be made by Buyer to Seller and/or Degussa pursuant to this Purchase Agreement shall be due for payment without any deductions (for example because of taxes or bank fees) and payable to the bank account of Seller and/or Degussa respectively which shall be notified to Buyer by no later than two (2) Banking Days prior to the Closing Date, provided, however, Buyer may withhold tax payments if and to the extent required by statutory law.

Payments to be made by Degussa to Buyer under 3.5 sub-paragraph 2 below, if any, shall be due for payment without any deductions (for example because of taxes or bank fees) and payable to the bank account of Buyer, which shall be notified to Degussa by no later than five (5) Banking Days prior to the Closing Date, provided, however, Degussa may withhold tax payments if and to the extent required by statutory law.

2.5

Any amounts of the Unadjusted Purchase Price which are not paid on the Closing Date shall bear interest from the Closing Date to the date of effective payment at a rate equal to 3-month-EURIBOR (as of the Closing Date) plus 3%, provided that this shall not affect additional rights of Seller provided for under statutory law in case of default (Verzug).

Any amounts of the Adjustment Amount which are not paid on the date when they become due (as defined in  2.3 sub-paragraph 2 above) shall bear interest from such due date to the date of effective payment at a rate equal to 3-month-EURIBOR (as of the Closing Date) plus 3%, provided that this shall not affect additional rights of the respective creditor under statutory law in case of default (Verzug).

2.6

Buyer shall have no right of retention and no right of set-off regarding Seller's claim for payment of the Unadjusted Purchase Price (including interest according to  2.3 above). Buyer may, however, set off claims against the Adjustment Amount (including interest according to  2.3 above). In addition to this, Buyer may set off claims against the Unadjusted Purchase Price claim to the extent acknowledged by Seller in writing or established by final and non-appealable court or arbitration judgement.

3

Internal Restructuring of Seller prior to Closing; Settlement of Debts

3.1	Prior to the date of this Purchase Agreement, Seller has formed NewCo and NewCo AG. All capital interest in NewCo and all of the shares in NewCo AG shall be held by Seller.

3.2

Prior to Closing, Seller has transfered its entire business operations (Geschäftsbetrieb), including all of its assets and contingent and actual liabilities, whether shown in the December 2000 Balance Sheet or not, and excluding the Excluded Assets and Excluded Liabilities (as defined below) to NewCo by way of a spin-off (Ausgliederung) pursuant to  123 para. 3 no. 1 of the German Transformation Act (Umwandlungsgesetz) (the "NewCo Spin-off"). Copies of the NewCo Spin-off agreement, including the exhibits and attachments thereto (the "NewCo Spin-off Agreement"), have been provided to Buyer within a reasonable period of time prior to the execution thereof for Buyer's review, comment and approval.

The term "Excluded Assets and Excluded Liabilities" shall mean the Direct Foreign Subsidiaries, Seller's joint and several liability (gesamtschuldnerische Haftung) pursuant to  133 of the German Transformation Act (Umwandlungsgesetz) for any obligation of Degussa (other than those transferred to Seller pursuant to the Spin-off and Transfer Agreement) created (begründet) prior to the date when the Degussa Spin-off became effective and, for the avoidance of doubt, all rights and obligations of Seller under this Purchase Agreement.

3.3

Seller shall bear the costs and liabilities resulting from employees of Seller objecting against the transfer of their employment from Seller to NewCo pursuant to  613a of the German Civil Code (Bürgerliches Gesetzbuch), including, but not limited to, costs of legal proceedings, severance payments, salary payments and pension obligations.

3.4

Prior to the Closing Date, Seller has identified all Monetary Liabilities (as defined in  5.1 below) of the Seller Companies (except for the At-Equity Consolidated Subsidiaries) as per the Provisional Closing Date, has assumed certain Monetary Liabilities of the Seller Companies (except for the At-Equity Consolidated Subsidiaries) and has taken the actions set forth in 3.5 below.

3.5

Seller shall contribute as a contribution to the relevant Seller Company's capital reserves or transfer to Buyer or its designees as of the Closing Date any and all claims under any cash pool and other interest bearing intercompany liabilities of Seller Companies (except for the At-Equity Consolidated Subsidiaries) against Seller and under any non-interest bearing shareholder loans of Seller to any Seller Companies (except for the At-Equity Consolidated Subsidiaries) to the extent the aggregate amount of such claims corresponds to the aggregate amount of such claims as they were in existence as of the Provisional Closing Date (the "Degussa Provisional Closing Date Intercompany Claims").

If on the Closing Date the aggregate amount of any cash pool balance and of any interest bearing intercompany liabilities of Seller Companies (except for the At-Equity Consolidated Subsidiaries) against Degussa and/or Seller and under any non-interest bearing shareholder loans of Degussa and/or Seller to any Seller Companies (except for the At-Equity Consolidated Subsidiaries) exceeds the Degussa Provisional Closing Date Intercompany Claims, Buyer shall pay to Seller the exceeding amount against assignment to Buyer of the respective claims of Degussa and/or Seller against the Seller Companies and against assumption by Buyer of the respective obligations, if any, of Degussa and/or Seller towards the Seller Companies.

If on the Closing Date the aggregate amount of any cash pool balance and of any interest bearing intercompany liabilities of Seller Companies (except for the At-Equity Consolidated Subsidiaries) against Degussa and/or Seller and under any non-interest bearing shareholder loans of Degussa and/or Seller to any Seller Companies (except for the At-Equity Consolidated Subsidiaries) falls short of the Degussa Provisional Closing Date Intercompany Claims, Seller shall pay to Buyer such shortfall against assumption by Buyer of the respective claims, if any, of the Seller Companies against Degussa and/or Seller and against assignment to Buyer of the respective claims, if any, of Degussa and/or Seller against the Seller Companies.

Due to the fact, that the amount which has to be paid by either Buyer or Seller pursuant to 3.5 sub-paragraph 2 or sub-paragraph 3 respectively is based on information provided on the second Banking Day prior to the Closing Date, such amount is preliminary. Seller shall notify Buyer of the final amount as per Closing Date which has to be paid by either Buyer or Degussa pursuant to 3.5 sub-paragraph 2 or sub-paragraph 3 respectively together with reasonably detailed bank statements evidencing such amounts within 15 days after the Closing Date. The final amount will include EUR 800,000.00 payable by Seller to Buyer.

Any amounts payable under this 3.5 sub-paragraph 2, 3 or 4 which are not paid on the Closing Date shall bear interest from such due date to the date of effective payment at a rate equal to 3-month-EURIBOR (as of the Closing Date) plus 3%, provided that this shall not affect additional rights of the respective creditor under statutory law in case of default (Verzug).

4

Closing

4.1	The closing of the transactions contemplated herein (the "Closing") shall take place on August 10, 2001.

The Closing shall take place in the offices of the law firm Hengeler Mueller, Bockenheimer Landstraße 51, 60325 Frankfurt am Main.

At the Closing Buyer shall pay the Unadjusted Purchase Price pursuant to  2.2 and  2.3 above to Seller after having received a representation and warranty statement issued by Seller in the form as attached hereto as Annex 4.1 (the "Representation and Warranty Statement") and upon transfer (Zug um Zug) of the title to the Interests and Shares by Seller to Buyer through execution of a transfer agreement.

At the Closing Buyer or Degussa, as the case may be, shall pay the respective amount pursuant to 3.5 sub-paragraph 2 above to Degussa or Buyer, as the case may be.

At the Closing, Degussa shall cause Degussa Inc. to transfer all of its ownership interests in DMC-2 L.P. (99%) to Buyer or its designee against payment by Buyer to Degussa Inc. of the amount payable by Buyer for such ownership interest in accordance with  2.1 sub-paragraph 2. The amount paid by Buyer to Degussa Inc. shall be deducted from the Unadjusted Purchase Price.

At the Closing Date or as soon as possible thereafter (and in any case not later than 30 days thereafter), Degussa shall cause degussa Ibéria, S.A. and Verwaltungsgesellschaft für Degussa-Beteiligungsanteile mbH to transfer all of their ownership interests in Degussa - Metais, Catalisadores e Cerâmica, Lda. (99,87% and 0,13% respectively) to Buyer or its designee against payment by Buyer to degussa Ibéria, S.A. and Verwaltungsgesellschaft für Degussa-Beteiligungsanteile mbH of the amount payable by Buyer for such ownership interest in accordance with  2.1 sub-paragraph 2. The amounts so paid by Buyer shall be deducted from the Unadjusted Purchase Price.

4.2

Seller and Buyer shall, on the Closing Date or, where necessary, promptly thereafter, take (or cause to be taken) such action or actions which may be or become necessary for the performance of the obligations under this Purchase Agreement, including the execution of additional stock transfer forms if required under the laws of the respective jurisdiction of incorporation in order to effect the transfer of the shares or capital interests in the Direct Foreign Subsidiaries from Seller to Buyer or its designee.

4.3	The Closing shall take place subject to the conditions set forth in this 4.3 (the "Closing Conditions"). The Parties shall promptly inform each other of the satisfaction of the Closing Conditions.

4.3.1

Antitrust Clearance. The Antitrust Authorities (as defined in  19.2 below) in the United States, in the European Union (including, if applicable, its Member States) and in any other applicable jurisdiction, which provides for mandatory pre-closing antitrust clearance of the transactions contemplated by this Purchase Agreement, shall have cleared the transactions contemplated by this Purchase Agreement under the applicable antitrust laws (irrespective of any Commitments as defined in  19.4 below), or after approval by way of the expiry of the time limit for a prohibition order by the Antitrust Authorities. The fulfillment of a Commitment, if any, under which the Antitrust Authorities have cleared the transactions contemplated by this Purchase Agreement shall not be deemed to be a Closing Condition, unless one of the Antitrust Authorities mentioned above clears the transactions contemplated by this Purchase Agreement subject to the condition of the fulfillment of a Commitment.

4.3.2	No Material Adverse Change. None of the events specified in 6.13.1 shall have occurred as of the Closing Date with respect to Seller, NewCo, NewCo AG and/or any Consolidated Subsidiary.

4.3.3

Threatened or Pending Proceedings. No proceedings shall have been threatened in writing or initiated (and not dismissed) by any governmental authority seeking to enjoin or otherwise restrain the consummation of the transactions contemplated hereby in any material respect.

4.3.4	Degussa Spin-off. Except as set forth on Annex 4.3.4, the Degussa Spin-off shall have been completed.

4.3.5	NewCo Spin-off. The NewCo Spin-off shall have been registered in the commercial registers of NewCo and Seller.

4.3.6

Supervisory Board Approval. The supervisory boards (Aufsichtsräte) of Degussa and Seller shall have approved the transactions contemplated by this Purchase Agreement. Upon approval having been obtained from both supervisory boards, this Closing Condition will be satisfied.

4.4	This Purchase Agreement shall become terminable with immediate effect:

(a)	by any Party at any time if the supervisory board of either Degussa or Seller has finally denied to grant its approval as set forth in 4.3.6; or

(b)	by Seller and Degussa at any time if not all the Closing Conditions have been satisfied three months from the Provisional Closing Date.

In any such case none of the Parties shall have a claim against any other Party in the context of having entered into the Original Purchase Agreement and this Purchase Agreement. However, each Party shall be obliged to return all material received from any other Party and to keep secret and not to use for its purposes all confidential information received in the context of this transaction.

4.5

Deliveries at Closing. At the Closing, Seller shall deliver to Buyer the documents set forth in this  4.5. Any failure to comply with this  4.5 shall not excuse Buyer from its obligation to close and shall not entitle Buyer to a withholding right (Zurückbehaltungsrecht), including, but not limited to, any such right under  273, 320 of the German Civil Code (Bürgerliches Gesetzbuch), provided, however, that Buyer shall not be required to close in case of any fraud or if any breaches of representations and warranties which are disclosed in the Representation and Warranty Statement constitute at the same time a material adverse change in the meaning of  6.13.1.

4.5.1	The Shares. Seller shall deliver to Buyer the share certificates representing its interests in the Direct Foreign Subsidiaries to the extent such interests are certificated.

4.5.2	Corporate Records. Seller shall deliver to Buyer copies of all minutes of the meetings of the board of management (Vorstand) and the supervisory board (Aufsichtsrat) books for Seller.

4.5.3	Representation and Warranty Statement. Seller shall deliver to Buyer the Representation and Warranty Statement, which shall be true and correct as of the Closing Date.

4.5.4

Delivery of Certificates and Documents to Buyer. Seller shall deliver, or cause to be delivered, to Buyer certificates or other documentation reasonably satisfactory to Buyer as to the legal existence of NewCo, NewCo AG and each Consolidated Subsidiary, including copies of the equivalents of the Certificates of Incorporation, as amended, or other charter documents of each Consolidated Subsidiary, issued or certified, if available, by the appropriate governmental official. In addition, Seller shall deliver or cause to be delivered to Buyer certificates of good standing or other documentation reasonably satisfactory to Buyer in relation to the Consolidated Subsidiaries where the relevant jurisdiction foresees the issuance of such a certificate or other document.

4.5.5	Written Agreement. Seller shall deliver a written agreement of Degussa to provide one or several guaranties for precious metal leases of NewCo after the Closing Date.

4.6

For the avoidance of doubt, Seller is aware of the fact that Buyer may sell parts of the assets of NewCo to a third party in the future. It is understood and agreed that the validity, effectiveness or consummation of such third party transaction shall by no means constitute a condition precedent for the validity, effectiveness or consummation of the transactions provided herein or any part thereof.

5

Balance Sheet per December 31, 2000 / Closing Balance Sheet

5.1

Seller has prepared and delivered to Buyer prior to the date of this Purchase Agreement audited consolidated financial statements of Seller per December 31, 2000 (Prüfungsbericht Konzernabschluß zum 31. Dezember 2000 und Konzernlagebericht) (comprised of a balance sheet per December 31, 2000 (the "December 2000 Balance Sheet") and the profit and loss accounts and the notes thereto for the year ended December 31, 2000 (together, the "2000 Consolidated Financial Statements"), consolidating Seller and the Consolidated Subsidiaries in accordance with German GAAP (except for pension liabilities and obligations accounted for under German GAAP but measured in accordance with FAS 87) applied on a basis consistent as previously applied by Seller in preparing the consolidated financial statements of Seller for the financial years 1997/98 and 1998/99 and the short financial year 1999 (October 1 to December 31, 1999) (the "Consolidated Financial Statements") together with KPMG's (as defined below) auditor's opinion (Bestätigungsvermerk). The Consolidated Financial Statements have been prepared by Seller under the premise that Seller had already been in existence in its present structure since October 1, 1997. The 2000 Consolidated Financial Statements and the Consolidated Financial Statements have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG").

The term "Other Liquid Assets" as used in this Purchase Agreement covers cheques, cash on hand, and bank balances.

The term "Monetary Liabilities" as used in this Purchase Agreement covers liabilities to banks and interest bearing liabilities to companies affiliated with Seller in the meaning of  15 of the Stock Corporation Act (Aktiengesetz) except for liabilities under any precious metal leases, consignments and similar transactions for the supply of precious metals.

"Closing Net Debt" as used in this Purchase Agreement shall be the Monetary Liabilities (excluding any Monetary Liabilities (as defined in  5.1) under any cash pool and other interest bearing intercompany balances and any non-interest-bearing shareholder loans which shall be treated by Degussa at the Closing Date in accordance with  3.5 and further excluding any Monetary Liabilities paid-off as at the Closing Date by Seller in accordance with  3.4) of Seller and the Consolidated Subsidiaries (except for the At-Equity Consolidated Subsidiaries) minus the Other Liquid Assets of Seller and the Consolidated Subsidiaries (except for the At-Equity Consolidated Subsidiaries), both as shown in the Closing Balance Sheet (as defined in  5.3).

5.2

Promptly after the Closing Date, Degussa shall prepare a consolidated balance sheet per the Provisional Closing Date (the "Preliminary Closing Balance Sheet") consolidating Seller, the Consolidated Subsidiaries, and any other subsidiary which may be consolidated under German GAAP due to its materiality (including Braze Tec GmbH, Hanau, Germany, and Cerdec Ceramics GmbH, Oberursel, Germany) (the "Additional Consolidated Subsidiaries")) in accordance with German GAAP (except for pension liabilities accounted for under German GAAP but measured in accordance with FAS 87), applied on a basis consistent as previously applied by Seller in preparing the December 2000 Balance Sheet. Any liabilities of Seller under any precious metal leases, consignments and similar transactions for the supply of precious metals shall, for the purposes of this Purchase Agreement, be treated in accordance with Seller's past accounting practices as applied in connection with the preparation of the December 2000 Balance Sheet.

In addition, Degussa shall derive from the Preliminary Closing Balance Sheet a statement reflecting the Net Working Capital as of the Provisional Closing Date (the "Preliminary Net Working Capital Closing Statement").

5.3

Within forty-five (45) days after receipt of the Preliminary Closing Balance Sheet and the Preliminary Net Working Capital Closing Statement by Buyer Buyer may object against them. Any objection of Buyer shall only be deemed effective if and to the extent the objection specifies the item against which the objection is raised and if it includes an estimate of the amount at which this item should have been included in Buyer's opinion into the Preliminary Closing Balance Sheet or the Preliminary Net Working Capital Closing Statement. If Buyer does not object within forty-five (45) days, the Preliminary Closing Balance Sheet and the Preliminary Net Working Capital Closing Statement shall be deemed to be final and binding on the Parties and accordingly shall constitute the "Closing Balance Sheet" and the "Net Working Capital Closing Statement", respectively.

If Buyer does object, Buyer and Degussa shall attempt to agree on the Preliminary Closing Balance Sheet and the Preliminary Net Working Capital Closing Statement, and the Preliminary Closing Balance Sheet and the Preliminary Net Working Capital Closing Statement agreed between them shall be the Closing Balance Sheet and the Net Working Capital Closing Statement, respectively. Buyer shall cause NewCo to grant and NewCo shall grant Buyer's and Degussa's accountants all necessary assistance and access to all relevant documents in order to audit and examine the Preliminary Closing Balance Sheet, to the same extent as if they were auditing the December 2000 Balance Sheet or the Consolidated Financial Statements. The Preliminary Closing Balance Sheet and the Preliminary Net Working Capital Closing Statement agreed upon by Buyer and Seller in this manner shall be the Closing Balance Sheet and the Net Working Capital Closing Statement, respectively.

5.4

If Degussa and Buyer cannot agree on the Preliminary Closing Balance Sheet and the Preliminary Net Working Capital Closing Statement within four weeks after Buyer has objected against the Preliminary Closing Balance Sheet and the Preliminary Net Working Capital Closing Statement, the points in dispute shall be referred to Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as expert arbitrator (Schiedsgutachter). Each of the Parties represents to the other Parties that it has no, and during the last five years did not have any, relation directly or indirectly as a customer or in a similar capacity, to this firm. The expert arbitrator shall give Degussa and Buyer adequate opportunity to present their arguments in writing and at a hearing or hearings to be held in the presence of Degussa and Buyer and their advisers.

If and to the extent the expert arbitrator determines that objections by Buyer and/or Degussa which could not be resolved by agreement among them are justified, the expert arbitrator shall be authorised to and shall, in accordance with the principles set forth in  5.2, amend the Preliminary Closing Balance Sheet and the Preliminary Net Working Capital Closing Statement in order to assure that they have been prepared in a manner consistent with the December 2000 Balance Sheet, provided that the expert arbitrator shall be bound by those items which Buyer has not objected to or on which Degussa and Buyer have agreed and further provided that the expert arbitrator shall with respect to each particular item not exceed the range of dispute between Degussa and Buyer. The expert arbitrator shall give reasons for his decision and in addition for his decisions on all issues which were in dispute between Degussa and Buyer. The Preliminary Closing Balance Sheet and the Preliminary Net Working Capital Closing Statement as adjusted, if applicable, by the expert arbitrator shall be the Closing Balance Sheet and the Net Working Capital Closing Statement, respectively.

The cost and fees of the expert arbitrator shall be borne by Degussa and Buyer in equal proportions, provided that Degussa and Buyer shall fully bear the costs of their own advisers.

5.5

Once the Closing Balance Sheet and the Net Working Capital Closing Statement have been established according to the above provisions, they shall be final and binding for the purposes of this Purchase Agreement.

6

Representations and Warranties by Seller

Before the signing of the Original Purchase Agreement, Degussa has given Buyer the opportunity to inform itself about the factual, legal, commercial and financial situation of Seller, the Subsidiaries and the Participations by way of due diligence by presenting documents in and outside the data room, making inspections and providing information.

This aforesaid, Seller represents and warrants as follows as of the date of the execution of the Original Purchase Agreement and as of the Closing Date (unless expressly stated otherwise) (the representations and warranties of Seller as of the Closing Date also being subject of the Representation and Warranty Statement to be issued by Seller in the form as attached hereto as Annex 4.1 on the Closing Date) (all items listed on a specific Annex shall, except as otherwise expressly allowed, be deemed to provide disclosure only for that Annex). Changes in the ordinary course of business which occur or to which Buyer agrees between the date of the Original Purchase Agreement and the Closing Date shall not be deemed to be a breach of a representation and warranty (other than  6.9) under this Purchase Agreement and under the Representation and Warranty Statement.

6.1	Legal Situation

6.1.1

The statements made in Preambles 1, 3 and 4 are correct. Seller, the Subsidiaries and the enterprises referred to as Participations are, and NewCo and NewCo AG will be at the Closing Date, validly existing under the laws of their respective jurisdictions.

6.1.2

Seller and Degussa have the corporate power and authority to conclude this Purchase Agreement and to carry out the transactions described herein, and carrying out such transactions does not require any consent from any third party (with the exception, however, of any consents required in relation to any Contracts (as defined in  6.21) which consent requirements shall exclusively be subject to  6.21 and consents from governmental authorities under the relevant statutory law such consents to be obtained by Seller in accordance with and subject to 6.21) nor will it violate any third party rights.

6.1.3

Except for NewCo and NewCo AG, there are no Subsidiaries of Seller other than those marked in Amended Annex Preamble 4A and Amended Annex Preamble 4B, and there are no participations of Seller other than those listed in Amended Annex Preamble 4C.

6.1.4

The Interests and Shares of Seller are, or with respect to NewCo and NewCo AG will be at the Closing Date, validly issued and are, or with respect to NewCo and NewCo AG will be at the Closing Date, fully paid in, and, if applicable, nonassessable (not subject to additional unilateral calls for capital by the issuer). Except as set forth in Annex 6.1.4, the shares of each Subsidiary and Participation are validly issued, fully paid in and, if applicable, nonassessable (not subject to additional unilateral calls for capital by the issuer).

6.1.5

The interests and shares of Seller in NewCo and NewCo AG are free of any encumbrances and rights which could be asserted by third parties against Buyer; there are no pre-emptive rights, rights of first refusal, options or other rights to purchase or acquire any of those interests or shares. The interests and shares of Seller in NewCo and NewCo AG are freely transferable. The shares in the Subsidiaries and the Participations owned directly or indirectly by Seller, NewCo AG or NewCo (i) are free of encumbrances, and, regarding the Consolidated Subsidiaries (ii) except as set forth in Annex 6.1.5 or as provided for by statutory law, are free of rights which could be asserted by third parties against Buyer (except for rights of any other shareholders of any Consolidated Subsidiary where Seller or NewCo holds, directly or indirectly, less than 100%) and are freely transferable.

6.1.6	Amended Annex Preamble 4A sets forth the ownership interests of each shareholder or other stakeholder in the Consolidated Subsidiaries.

6.1.7

All steps remaining to complete the Degussa Spin-off are identified on Annex 4.3.4. Degussa undertakes to take all actions and make all statements at its own cost to fully implement the terms of the Spin-off and Transfer Agreement.

6.2	Financial Statements

6.2.1

Annex 6.2.1 sets forth financial information on the Consolidated Subsidiaries as of December 2000 which was used by Seller in preparing the 2000 Consolidated Financial Statements. The 2000 Consolidated Financial Statements are true, correct and in accordance with the books of account and records of Seller, representing fair and accurate presentations of the financial position and results of operations of Seller as of December 31, 2000 for the year then ended, prepared in accordance with German GAAP (except for pension liabilities and obligations accounted for under German GAAP but measured in accordance with FAS 87) and applied on a basis consistent as previously applied by Seller in preparing the Consolidated Financial Statements. Complete copies of the 2000 Consolidated Financial Statements of Seller have been delivered by Seller to Buyer.

6.2.2

The Other Subsidiaries in the aggregate had as of December 31, 2000 (i) net assets (equity) valued at less than EUR 10,000,000, (ii) annual revenues of no more than EUR 20,000,000 and (iii) no liabilities, contingent or otherwise, greater than EUR 10,000,000 which allow recourse to Buyer.

6.3	Real Property

A complete list attached hereto as Annex 6.3 (the "Real Property List") of all real property, interests in real property and all buildings and facilities owned or used on the date of the Original Purchase Agreement by Seller or any of its Consolidated Subsidiaries (such real property and interests in real property collectively, the "Real Property") has been delivered by Seller to Buyer. The Real Property List is organized according to legal entity, and indicates which Seller Company owns and/or uses each building or facility and whether it is owned or leased. All Real Property owned or used by Seller as of the NewCo Spin-off Effective Date will be owned or used by NewCo at Closing. Except as disclosed in the Real Property List or in  13.12, Seller or a Subsidiary has (i) good, marketable and (where insurance is available in the relevant jurisdiction) insurable fee title to all real property owned in fee by such entity ("Owned Property") and (ii) good and valid title to the leasehold estates in all real property and interests in real property leased by such entity ("Leased Property"), in each case free and clear of any material encumbrances except for the encumbrances described in the Real Property List or as provided for by statutory law. Each lease, whether written or verbal, including any heritable building rights, relating to the Leased Property (each a "Real Property Lease") is valid and binding and in full force and effect, its terms and conditions correspond with local market practice, and no party thereto is in default thereof. The Real Property is adequate and suitable for the purposes for which it is presently being used by Seller or a Consolidated Subsidiary. Except as disclosed in the Real Property List there is no pending, nor, to the best knowledge of Seller, threatened, expropriation or similar proceeding with respect to the Real Property.

This 6.3 shall not apply to any Environmental Matters which are exclusively dealt with by 9 of this Purchase Agreement.

6.4	Personal Property

All machinery, equipment and other tangible personal property owned, leased or used on the date of the Original Purchase Agreement by Seller or a Consolidated Subsidiary (the "Personal Property") is adequate and suitable for the purposes for which it is presently being used. Except as disclosed in the list attached hereto as Annex 6.4 (the "Personal Property List"), Seller or a Consolidated Subsidiary has good and marketable title to or the right to use the Personal Property owned or leased by such entity, free and clear of any encumbrances, except retention of title pending payment in the case of conditional sales and except for statutory liens.

6.5	Liabilities

6.5.1

Except as otherwise provided for in this Purchase Agreement, the December 2000 Balance Sheet contains and the Closing Balance Sheet will contain adequate provisions for all liabilities of Seller and each Consolidated Subsidiary (except for the At-Equity Consolidated Subsidiaries), including pension, retiree medical, and severance liabilities and obligations, as of December 31st, 2000 and as of the Provisional Closing Date, respectively, required under German GAAP to be shown on a balance sheet or in the notes thereto. The liabilities shown in the Closing Balance Sheet will have been incurred in the ordinary course of business consistent with past practices and in compliance with this Purchase Agreement.

To Seller's best knowledge, there are no liabilities as of the respective balance sheet date (except for liabilities relating to precious metals and Environmental Matters) relating to Seller or any Consolidated Subsidiary (except for the At-Equity Consolidated Subsidiaries) that have to be reflected in accordance with German GAAP in the December 2000 Balance Sheet and are not reflected in the December 2000 Balance Sheet and will not be reflected in the Closing Balance Sheet or are otherwise specifically disclosed in this Purchase Agreement or the Annexes thereto, including Annex 6.5.1.

6.5.2

Attached as Annex 6.5.2 hereto is a report which has been prepared by Mercer and has been reviewed by Seller. The total unfunded liability for pension and post-retirement liabilities and obligations for all Seller Companies as of December 31, 2000 does not exceed US$ 80,000,000 based upon accounting standards and assumptions applied by Mercer in connection with the preparation of Annex 6.5.2.

6.5.3

Except as disclosed in Annex 6.5.3, no Seller Company has provided any guarantee of any obligation of EUR 1,000,000 or more in favor of any third party as debtor of the relevant obligation underlying the guarantee which is not a Seller Company and does not appertain to the Other Subsidiaries.

6.6	Intellectual Property Rights

On the Closing Date, NewCo or a Consolidated Subsidiary (i) will own the Owned Intellectual Property (as defined in  13.7.5) and (ii) will have all rights under the Licensed Intellectual Property (as defined in  13.7.5) that Seller or a Consolidated Subsidiary had on the date of the Purchase Agreement.

The Owned Intellectual Property and the Licensed Intellectual Property together with unpatented inventions, formulae, processes, designs and know-how possessed by Seller are referred to herein as the "Intellectual Property Rights". The Intellectual Property Rights comprise all intellectual property used, held or necessary to operate the business of Seller and any of the Consolidated Subsidiaries as presently operated. Except as otherwise disclosed in the Intellectual Property Rights List (as defined in  13.7.5), at the Closing Date NewCo or a Consolidated Subsidiary will validly own the Intellectual Property Rights free and clear of any lien, charge, adverse claim or encumbrance whatsoever. No other person has the right to use by license from Degussa or any Seller Company the Intellectual Property Rights except for such licenses which were in existence or came into existence when Degussa or the respective Seller Company acquired the Owned Intellectual Property or entered into the license agreement covering the respective Licensed Intellectual Property, all of which are listed in the Intellectual Property List. To Seller's best knowledge, no other person uses the trademarks or trade names either in identical form thereto or in such near resemblance thereto as to be likely, when applied to the goods or services or when used in association with the business of any such person, to cause confusion or to cause mistake or to deceive. Except as disclosed in the Intellectual Property Rights List or in Annex 6.9, to Seller's best knowledge as of the date of the Original Purchase Agreement no claims have been received by Degussa or by any Seller Company with respect to the Intellectual Property Rights, that the products or the operation of any Seller Company infringe or have infringed any Intellectual Property Rights or any similar rights of others. To Seller's best knowledge, as of the date of the Original Purchase Agreement the products sold by any Seller Company have not and will not have, and, to Seller's best knowledge, as of the date of the Original Purchase Agreement the operation by Seller or any Consolidated Subsidiary has not and will not have as of the Closing Date, infringed any intellectual property rights or any similar rights of others. To Seller's best knowledge, no third party is currently infringing the Intellectual Property Rights as of the date of this Purchase Agreement.

6.7	Material Contracts

6.7.1	Attached hereto as Annex 6.7.1 is a list of:-

6.7.1.1	all Precious Metal Leases of Seller and any of the Consolidated Subsidiaries;

6.7.1.2	all agreements of Seller or any Consolidated Subsidiary with suppliers and customers, representing a value of more than EUR 5,000,000;

6.7.1.3

all non-competition agreements, joint venture and partnership agreements of Seller and any Consolidated Subsidiary that have a material effect on the business of Seller and the Subsidiaries, taken as a whole, and

6.7.1.4	all future contracts and other derivative agreements of Seller or any Consolidated Subsidiary representing a value of more than EUR 50,000,000 in an individual case.

6.7.2

Each of the contracts listed on Annex 6.7.1 (collectively, the "Material Contracts") is valid and binding and in full force and effect and no party thereto is in default thereof as of the Closing Date. All interests of Seller existing on the date of this Purchase Agreement in any agreement that have a material effect on the business of Seller shall be assigned or otherwise transferred to NewCo as of the NewCo Spin-off Effective Date and such assignments or transfers shall be in full force and effect.

6.7.3

As of the Closing Date, the volume of all commercial precious metal leases for an interest rate with financial institutions, precious metal traders and trade divisions of industrial enterprises of Seller and any of the Consolidated Subsidiaries (except for the At-Equity Consolidated Subsidiaries) with a maturity of less than one month (excluding, for the avoidance of doubt, consignments by and to customers) shall not exceed 2.5% (two point five per cent.) of the volume of all Precious Metal Leases of Seller and any of the Consolidated Subsidiaries (except for the At-Equity Consolidated Subsidiaries).

6.8	Insurance Coverage

Seller and the Consolidated Subsidiaries have obtained insurance with respect to such risks, and in the amount of such coverage as would be customary in the industry in which Seller and the Consolidated Subsidiaries operate. All interests of Seller (but excluding Seller's interests in any policies issued for the Degussa and/or E.ON AG group and its affiliated companies) existing on the date of this Purchase Agreement in the Material Insurance Policies (as defined in the following sub-paragraph) shall have been assigned or otherwise transferred to NewCo as of the NewCo Spin-off Effective Date and such assignments or transfers shall be in full force and effect.

The insurance policies that are material to Seller and the Consolidated Subsidiaries (the "Material Insurance Policies") are mostly occurrence-based and partly claims-made based (especially in USA and Canada) and are in full force and effect; all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. The Material Insurance Policies of Seller are listed on Annex 6.8.

In the case Buyer or any Seller Company is covered by an insurance taken out by Degussa and even if such insurance policy gives Buyer and/or such Seller Company no direct claim against the insurance company for losses occured and/or occuring before the Closing Date at Buyer and/or such Seller Company, Degussa will support Buyer and - on demand of Buyer - take every reasonable effort in achieving a best practice claims handling in respect of such losses.

Should Buyer or any of its affiliates desire a direct enforcement of a claim by legal proceedings against an insurance company of Degussa, such action is subject to prior written consent of Degussa, which consent will not unreasonably be withheld. Upon written request of Buyer which concerns a specific loss, Degussa has to state in written form within three weeks if Degussa withholds its consent with respect for claims resulting out of this specific loss, and whether or not Degussa has the intention to enforce the corresponding claims by legal proceedings.

6.9	Litigation

Except as disclosed in the list attached hereto as Annex 6.9 there is no written and reasonably detailed statement of claim (Anspruchsschreiben), action, suit, proceeding or investigation including product claims (limited, in the case of investigations, to investigations by or before any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign) pending or, to the Seller's best knowledge, threatened against Seller or any Consolidated Subsidiary involving any matter of more than EUR 1,000,000 individually not including, however, collection matters in the ordinary course of business.

Except as noted therein, all matters listed on Annex 6.9 are covered by adequate provisions or Covered by Insurance. A matter is "Covered by Insurance" if on and prior to the Closing Date its coverage and/or defense has been acknowledged and assumed by the applicable insurance carrier(s) without reservation of rights and the amount of the claim is within policy limits.

6.10	Public-Law Permits, Concessions and Licences

On the date of the Original Purchase Agreement and on the Provisional Closing Date Seller and each Consolidated Subsidiary possessed and on the Closing Date NewCo, NewCo AG or a Consolidated Subsidiary will possess, all material public law permits, concessions and licences necessary to conduct its current operations (except for permits, concessions and licenses granted under any Environmental Law, which are subject to  9), and no circumstances are apparent as of the execution of this Purchase Agreement which could justify a revocation of such permits, concessions and licences, and all conditions in connection with such permits are essentially being complied with.

6.11	Taxes/Duties

6.11.1

On the date of the Original Purchase Agreement Seller and each Consolidated Subsidiary have made and on the Closing Date NewCo, NewCo AG and each Consolidated Subsidiary will have made, all necessary tax declarations in time. All social security contributions due for the time until December 31, 2000 have been paid or are reflected as provisions in the December 2000 Balance Sheet and the Closing Balance Sheet. The December 2000 Balance Sheet and the Closing Balance Sheet contain adequate provisions for all tax obligations of Seller and the Consolidated Subsidiaries per December 31, 2000 and the Provisional Closing Date, respectively, that are not yet paid.

6.11.2

Except as set forth on Annex 6.11.2, on the date of the Original Purchase Agreement Seller and its Consolidated Subsidiaries have duly filed and on the Closing Date NewCo, NewCo AG and each Consolidated Subsidiary will have duly filed, by the due date all tax returns and other reports required under applicable laws to be filed with tax and other authorities. All such returns and reports are true and correct. On the date of the Original Purchase Agreement Seller and the Consolidated Subsidiaries have paid and on the Closing Date NewCo, NewCo AG and each Consolidated Subsidiary will have paid, all due taxes, tax pre-payments and other public dues, retained all taxes, social security charges and other charges to be retained and paid them by the due date to the respective recipients and paid all related delay charges and penalties, if any. No deficiency in any tax payment or any additional assessment of tax in respect of a period up to and including the Provisional Closing Date will be claimed or made by any tax authority for any year or part thereof in respect of Seller (or, as of the Closing Date, NewCo, or NewCo AG) and the Consolidated Subsidiaries, except to the extent a reserve for such deficiency or assessment is reflected on the Closing Balance Sheet.

6.11.3

No claim has ever been made by an authority in a jurisdiction where Seller (or, as of the Closing Date, NewCo, or NewCo AG) or any of the Consolidated Subsidiaries does not file tax returns that Seller (or, as of the Closing Date, NewCo, or NewCo AG) or such Consolidated Subsidiary is or may be subject to taxation by that jurisdiction nor, to Seller's best knowledge, is there any factual basis for any such claim.

6.11.4

Except as set forth in Annex 6.11.4, neither Seller (or, as of the Closing Date, NewCo, or NewCo AG) nor any Consolidated Subsidiary has applied for any ruling (verbindliche Auskunft) from any tax authority with respect to taxes nor entered into a closing agreement (or similar arrangement) since December 31, 1996 with any tax authority.

6.11.5

Except as set forth in Annex 6.11.5, neither Seller (or, as of the Closing Date, NewCo, or NewCo AG) nor any Consolidated Subsidiary is a party to any tax allocation or sharing agreement, nor do Seller (or, as of the Closing Date, NewCo, or NewCo AG) or any Consolidated Subsidiary have any liability for the taxes of any person (other than Seller (or, as of the Closing Date, NewCo, or NewCo AG) or a Consolidated Subsidiary) as a transferee or successor, by contract, or otherwise.

6.11.6

Neither Seller (or, as of the Closing Date, NewCo, or NewCo AG) nor any Consolidated Subsidiary (nor Degussa, to the extent applicable to Seller (or, as of the Closing Date, NewCo, or NewCo AG) or any Consolidated Subsidiary) has waived any statute of limitations in respect of taxes or agreed to any extension of time with respect to a tax assessment or deficiency.

6.11.7

Neither DMC2 Degussa Metals Catalysts Cerdec Holding Corporation ("DMC2 Holding Corporation"), nor any consolidated corporation, partnership, or other entity owned in whole or in part, directly or indirectly, by DMC2 Holding Corporation (DMC2 Holding Corporation and each such consolidated corporation, partnership, or other entity is referred to herein as a "US Company") has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under either Sections 162(m) or 280G of the United States Internal Revenue Code of 1986, as amended (the "US Internal Revenue Code").

6.11.8

No US Company is a United States real property holding corporation within the meaning of Section 897(c)(2) of the US Internal Revenue Code during the applicable period specified in US Internal Revenue Code Section 897(c)(1)(A)(ii).

6.11.9

DMC2 Holding Corporation has disclosed on its consolidated United States federal income tax return all positions taken therein that could give rise to a substantial understatement of income tax within the meaning of US Internal Revenue Code Section 6662.

6.11.10

No US Company has agreed, nor is it required, to make any adjustment under Section 481(a) of the US Internal Revenue Code by reason of a change in accounting method or otherwise that will affect the liability of any US Company for taxes.

6.11.11

No US Company has made an election, nor is it required, to treat any asset as owned by another person pursuant to the provisions of Section 168(f) of the US Internal Revenue Code or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the US Internal Revenue Code.

6.11.12	No US Company has filed an election under Section 338(g) or 338(h)(10) of the US Internal Revenue Code.

6.11.13

Except as noted on Annex 6.11.13, no US Company owns an interest in any (i) domestic international sales corporation, (ii) foreign sales corporation, (iii) controlled foreign corporation, or (iv) passive foreign investment company, as such terms are defined in the US Internal Revenue Code.

6.11.14

Except as noted on Annex 6.11.14, there are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which any US Company is a party that could be treated as a partnership for United States income tax purposes.

6.12	No Distributions of Profits

Seller has not made any profit distribution to Degussa and Degussa has not passed a shareholders' resolution providing for a profit distribution by Seller after December 31, 2000, except for a profit distribution in the amount of DM 8 million to Degussa as resolved by shareholders' resolution of March 2nd, 2001.

6.13	No Material Adverse Change

None of the following events shall have occurred between January 1st, 2001 and the date of the Original Purchase Agreement, except as set forth in Annex 6.13:

6.13.1	an adverse change in the financial situation of Seller and/or any Consolidated Subsidiary having an aggregate financial impact of more than ten percent (10%) of the Gross Purchase Price;

6.13.2	extraordinary damages or losses the amount of which exceeds EUR 2,500,000 in the individual case or EUR 50,000,000 in the aggregate;

6.13.3	extraordinary termination of a contract, having an adverse financial effect on Seller and/or any Consolidated Subsidiary of more than EUR 2,500,000; or

6.13.4	transactions outside the ordinary course of business.

6.14	Compliance with Applicable Laws

Except as set forth in Annex 6.14, Seller and each Consolidated Subsidiary is in material compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any governmental entity of any jurisdiction in which such Seller Company operates (except for Environmental Laws, which are subject solely to  9 below).

6.15	Employee and Labor Matters

6.15.1

Except as set forth in Annex 6.15.1 (i) there is, and in the three year period prior to the date of the Original Purchase Agreement there has been, no labor strike, work stoppage or lockout pending, or, to Seller's best knowledge, threatened, by or against Seller, NewCo or NewCo AG, Degussa with respect to those of its divisions that comprise Seller, or any Consolidated Subsidiary, (ii) there is no unfair labor practice charge or complaint against Seller, NewCo or NewCo AG or any of the Consolidated Subsidiaries pending, or, to Seller's best knowledge, threatened, before the German Labor Court or the United States National Labor Relations Board, the United States Equal Employment Opportunity Commission or any comparable agency or organization in any jurisdiction in which Seller, NewCo or NewCo AG or any Consolidated Subsidiary has employees, and (iii) there are no pending, or to Seller's best knowledge, threatened, material union grievances against Seller, NewCo or NewCo AG or any of the Consolidated Subsidiaries as to which there is a reasonable probability of adverse determination and that, if so determined, individually or in the aggregate, would have a material adverse effect.

6.15.2

Except as set forth in Annex 6.15.2, as of the date of the Original Purchase Agreement, no current Key Employee of Seller or any Consolidated Subsidiary has notified Seller in writing of his intention to terminate his employment relationship and Seller has no reason to believe that any Key Employee wishes to terminate his employment relationship other than in order to effect transfer of his employment to NewCo or NewCo AG. For purposes of this  6.15.2, "Key Employee" shall mean any head of a research and development department of a business division of Seller, any member of the management board (Vorstand) of Seller and any head of a business division (Bereichsleiter) of Seller.

6.15.3

Each individual employment or service contract with any Seller Company, in any case involving costs in excess of EUR 250,000 annually, is listed in Annex 6.15.3. To the extent Degussa is a party to any such agreement on behalf of any Seller Company, Degussa shall, on the Closing Date, assign all its rights thereunder to the Seller Company specified by Buyer.

6.16	Employee Benefits

6.16.1	Intentionally Omitted.

6.16.2	Intentionally Omitted.

6.16.3	Intentionally Omitted.

6.16.4

Employees who entered the service of Seller or any Consolidated Subsidiary prior to April 1, 1999 (the "Pre-April 1999 Employees"), who were in the Degussa-Huels Pensionskasse VVaG shall remain in the Degussa-Huels Pensionskasse VVaG after the Closing; and Seller shall consent, and use its best efforts to obtain the consent of the board of Degussa-Huels Pensionskasse VVaG thereto. In the event such consent is not obtained, (i) the relevant statutory law and the articles of association of the Degussa-Huels Pensionskasse VVaG shall apply and (ii) Seller shall indemnify and hold harmless Buyer in accordance with  8 from and against any claim which such Pre-April 1999 Employees may have against Buyer as a consequence of such event; provided, however, the limitations set forth in  8.10 and 8.11 shall not apply to Seller's obligation to indemnify and hold harmless Buyer under this  6.16.4.

Employees who entered the service of Seller (including employees of any Consolidated Subsidiary who may have been in the Degussa-Huels Unterstützungskasse e.V.) after March 31, 1999 (the "Post-March 1999 Employees") have no work pension claims or commitments, other than claims or commitments (i) to payments from Degussa-Huels Unterstützungskasse e.V. (benevolent fund with backing by Degussa-Huels Pensionskasse VVaG), (ii) based upon deferred compensation (Direktzusagen) and (iii) based on individual contractual promises vis-à-vis executive personnel and senior employees.

The Post-March 1999 Employees who were in the Degussa-Huels Unterstützungskasse e.V. prior to Closing shall remain active members in the Degussa-Huels Unterstützungskasse e.V. fund after the Closing; and Seller shall consent, and use its best efforts to obtain the consent of the board and members of the Degussa-Huels Unterstützungs-kasse e.V. thereto. In the event such consent is not obtained, (i) the relevant statutory law and the articles of association of the Degussa-Huels Unterstützungskasse e.V. shall apply and (ii) Seller shall indemnify and hold harmless Buyer in accordance with  8 from and against any claim which such Post-March 1999 Employees may have against Buyer as a consequence of such event; provided, however, the limitations set forth in  8.10 and 8.11 shall not apply to Seller's obligation to indemnify and hold harmless Buyer under this  6.16.4.

For the avoidance of doubt, any administrative or similar costs for employees of Seller and its Subsidiaries which will be transferred to Buyer and NewCo and its Subsidiaries shall not be borne by Seller or Degussa after the Closing Date.

6.16.5

In the past all pension payments of Seller or the Consolidated Subsidiaries have been adjusted regularly according to the regulations under  16 of the German Company Pension Act (BetrAVG) (to the extent applicable) or to the applicable contractual provisions.

6.16.6	Intentionally Omitted.

6.16.7

Each Plan (as defined in  13.7.4) has been administered and operated in all respects in accordance with its written terms and applicable law, and the only US Plans (as defined in  13.7.2) that are "qualified" within the meaning of Section 401(a) of the US Internal Revenue Code and have related trusts that are exempt from tax under Section 501(a) of the US Internal Revenue Code are the DMC2 Degussa Metals Catalysts Cerdec Corporation Savings & Investment Plan and the DMC2 Degussa Metals Catalysts Cerdec Corporation Pension Plan (the "US Qualified Plans"). No liability under ERISA (as defined in  13.7.4) or otherwise has been incurred or may be expected to be incurred with respect to any US Plan. All reports and disclosures relating to such Plans required to be filed or distributed under applicable law prior to the Closing Date have been filed or distributed in material compliance with applicable law.

6.16.8

Cerdec Corporation, predecessor to DMC2 Degussa Metals Catalysts Cerdec Corporation ("DMC2 Corp.") has received determination letters from the US IRS that each of the US Qualified Plans is qualified under Section 401(a) of the US Internal Revenue Code and such determination letters are in effect, and no facts exist which would adversely affect the qualified status of any such US Qualified Plan. It is the intent that DMC2 Corp. will file for determination letters in 2001. The actuaries for DMC2 Corp. have certified that the plans meet all of the requirements for qualification.

6.16.9	None of Seller, NewCo, NewCo AG, or any Consolidated Subsidiary is a participant in any multiemployer plan within the meaning of Section 3(37) of ERISA.

6.16.10

There are no pending investigations by any governmental agency involving the Plans and no threatened or pending claims (except for claims for benefits payable in the normal operation of the Plans), suits or proceedings against any Plan or assertions of any rights or claims to benefits under any Plan which could give rise to any liability, nor are there any facts which could give rise to any liability in the event of any such investigation, claim, suit or proceeding. No "reportable event" within the meaning of ERISA and the regulations thereunder (other than a reportable event for which the 30 day notice period is waived) has occurred or is continuing with respect to any US Plan. No payment which is or may be made by Seller, NewCo, NewCo AG or any Consolidated Subsidiary from any Plan, to any employee, former employee, director or officer under the terms of any Plan, either alone or in conjunction with any other payment, will or could be characterized as an excess parachute payment under Section 280G of the US Internal Revenue Code. The consummation of the transaction contemplated by this Agreement will not result in the payment, vesting, or acceleration of any benefit under any Plan.

6.16.11	The only Consolidated Subsidiary that sponsors, maintains or contributes to US Plans is DMC2 Corp.

6.16.12

Except as set forth in Annex 6.16.12, none of Seller, NewCo, NewCo AG, or any Consolidated Subsidiary maintains a Plan or has liability for post-employment medical benefits to either retired employees or employees who are eligible to retire or permanently disabled on or prior to the Closing Date.

6.17	Customers and Suppliers

As of the date of the Original Purchase Agreement and except as set forth on Annex 6.17, neither Seller, NewCo nor any Consolidated Subsidiary has received written notice of the loss or adverse change in its relationship with (i) any of its five biggest customers (taken Seller, NewCo and the Subsidiaries as a whole) or (ii) any significant supplier, and, to Seller's best knowledge, no such loss or adverse change is threatened.

6.18	Product Claims

Except as disclosed in the Product Claims List (as defined in 13.7.6), in the three year period prior to the date of the Original Purchase Agreement, none of Seller, Degussa with respect to those of its divisions that now comprise Seller, or any Consolidated Subsidiary has received in connection with any product manufactured, sold or distributed by any of them any claim in writing of personal injury, death or property damage, any claim for punitive or exemplary damages, any claim for contribution or indemnification or any claim for injunctive relief other than claims which were resolved at the business level by credit or replacement of goods or allowance therefor.

6.19	Accounts Receivable and Inventory

6.19.1

The account and trade receivables of Seller and the Consolidated Subsidiaries (the "Receivables") that will be shown on the Closing Balance Sheet will represent valid obligations arising from sales made or services performed in the ordinary course of business and constitute all the Receivables as of the Closing Date.

6.19.2

The inventory of Seller and the Consolidated Subsidiaries (the "Inventory") that will be shown on the Closing Balance Sheet will have been acquired in the ordinary course of business of Seller and the Consolidated Subsidiaries. The Inventory consists of raw materials, work-in-progress, finished goods and packaging that is usable in the ordinary course of business of Seller and the Consolidated Subsidiaries, and will be valued on the Closing Balance Sheet at the lower of cost (determined using the LIFO method) or net realizable value in accordance with past practices of Seller and the Consolidated Subsidiaries.

6.20	Sufficiency of Assets

The assets and property of each Seller Company, including the Intellectual Property Rights, constitute all the assets and property necessary to conduct the business of such Seller Company as it is presently being conducted.

6.21	Consents

6.21.1

Seller shall use its reasonable best efforts (nach Kräften bemühen) to obtain all approval, consent or authorization of all third parties necessary for the continuance by Buyer without breach or default as a result of the transactions contemplated hereby of all joint ventures, Material Contracts, Real Property Leases and Licensed Intellectual Property (collectively, the "Contracts").

6.21.2

If such approval, consent or authorization cannot be obtained or can be obtained only under conditions which are disadvantageous for Buyer, the Parties shall inform each other without undue delay. In such case, Seller shall (i) act for the account and at the cost of, and in accordance with instructions from, Buyer as if Buyer were a party to the relevant Contract; and (ii) in the event that Buyer sells any of the businesses transferred to NewCo, Buyer or its designees following the Closing Date to a third party, Seller shall, upon Buyer's request and for the account of Buyer, use its reasonable best efforts (nach Kräften bemühen) to obtain all approval, consent or authorization of all third parties necessary for the continuance by such third party without breach or default as a result of such transfer of all Contracts.

6.21.3

For the avoidance of doubt, if such procedure cannot provide Buyer or NewCo the advantages of any of the Contracts and Buyer or NewCo suffers damages, Seller shall indemnify Buyer in accordance with  8; provided, however, the limitations set forth in  8.10 shall not apply to Seller's obligation to indemnify Buyer under this  6.21.

7

Representations and Warranties by Buyer

Buyer represents and warrants the following as of the date of the execution of this Purchase Agreement and as of the Closing Date (unless expressly stated otherwise):

7.1	Buyer has the corporate power and authority to enter into this Purchase Agreement, to buy and accept transfer of the Interests and Shares and to pay the Purchase Price.

7.2

Buyer has made as of the date of this Purchase Agreement all arrangements in order to have the funds necessary to pay the Unadjusted Purchase Price at the Closing and shall have at its free disposal all such funds as at the Closing Date.

7.3

Buyer has not entered into any agreement with any third party providing that any business or assets of NewCo or of any of the Subsidiaries will be acquired by Buyer for the benefit of or operated for such third party or held by Buyer in any other way in trust of a third party which could reasonably be expected to have an impact on the clearance of the transactions contemplated herein under applicable antitrust laws.

8

Breach of Representations and Warranties

8.1

In the event of a breach of a representation or warranty made or given by Seller in  6 above or disclosed in the Representation and Warranty Statement, Seller shall put Buyer or, if NewCo or a Subsidiary suffers a financial loss, NewCo or such Subsidiary, into the financial position it would be in if the representation or warranty had been correct by payment of the amount of money necessary to restore the damage suffered by Buyer or to restore NewCo or the relevant Subsidiary to the warranted position. If Seller or NewCo holds, directly or indirectly, 60 % or less of the share capital or interest of the relevant Subsidiary, the liability of Seller hereunder shall be limited to the percentage of its shareholding in such subsidiary.

8.2	Buyer cannot assert claims for consequential damages (Folgeschäden) and loss of profit.

8.3	Buyer can assert claims under this 8 only if the total amount of all claims asserted by Buyer exceeds the amount of EUR 10,000,000, and in this case only for the amount exceeding EUR 10,000,000.

8.4

Except for a claim relating to the encumbrance-free transfer of the Interests and Shares, which is limited to the Purchase Price, and except for the claims covered by  10 hereof, all of Buyer's claims under this Purchase Agreement (including, without limitation, claims for breaches of representations and warranties which are disclosed in the Representation and Warranty Statement) are limited to an aggregate amount of 25% of the Gross Purchase Price.

8.5

Buyer's claims shall be excluded to the extent that the financial effects of circumstances to be regarded as a breach of a representation or warranty have resulted in a decrease of the Gross Purchase Price pursuant to  2.

8.6

If and to the extent a matter is covered by a specific provision (Rückstellung) contained in the December 2000 Balance Sheet, a claim for indemnification shall be reduced by the amount of such provision. In addition, if, at the time Buyer asserts a claim under this  8, provisions contained in the December 2000 Balance Sheet (created not only for the individual subject matter, but also for the general subject of the relevant claim, e.g. "tax", "pension", "litigation", "environmental", etc.) have been dissolved or can be dissolved in accordance with German GAAP, Buyer's claim shall be reduced to the amount exceeding the amount of the provisions dissolved or to be dissolved. With regard to the provisions contained in the December 2000 Balance Sheet created for the general subjects "miscellaneous", "restructuring" and "indemnity", however, the principle set forth in the preceding sentence shall only apply if and to the extent the relevant provision has been created specifically for the relevant claim.

If and to the extent that financial effects of circumstances to be regarded as a breach of a representation or warranty given in relation to an At-Equity Consolidated Subsidiary have been taken into account in the December 2000 Balance Sheet because the proportionate equity of the relevant At-Equity Consolidated Subsidiary included in the December 2000 Balance Sheet has been reduced by taking into account provisions made at the level of the relevant At-Equity Consolidated Subsidiary not only for the individual subject matter, but also for the general subject of the relevant claim, e.g. "tax", "pension", "litigation", "environmental", etc., Buyer's claims shall be reduced in accordance with the foregoing paragraph. With regard to provisions created for the general subjects "miscellaneous", "restructuring" and "indemnity", however, the principle set forth in the preceding sentence shall only apply if and to the extent the relevant provision has been created specifically for the relevant claim.

8.7

If, as a result of an external tax audit, depreciations or provisions provided for in the December 2000 Balance Sheet are not accepted, with the consequence that they can be used for a later time (tax deferral), Seller's obligation to pay damages shall be limited to the financing costs of the tax obligation in question up to the time at which the tax deferral results in a reduction of the respective tax burden. Financing costs shall be calculated on the basis of an interest rate of 6% per year.

8.8

Buyer shall use its reasonable efforts to prevent the occurrence of liability for Seller under  8 of this Purchase Agreement and to minimize the amount of any damage. Buyer's claim against Seller on the basis of breach of a representation and warranty shall be reduced to the extent that the damage suffered by Buyer and/or NewCo is compensated for by other advantages, e.g. tax benefits or claims against third parties, including insurance companies.

8.9

Insofar as representations and warranties are limited by reference to the knowledge or best knowledge of Seller, only the knowledge and awareness of the current members of the management board (Vorstand) of both Degussa and Seller shall be relevant. Best knowledge of Seller is the knowledge which these individuals could reasonably have obtained upon due inquiry into the matter concerned.

8.10	In the case of knowledge of Buyer prior to the date of this Purchase Agreement, Buyer's claims shall be excluded.

8.11	Buyer's claims under this Purchase Agreement except as provided in 6.16.4 (which shall survive forever), 9 and 10 hereto, shall be time-barred as follows:

8.11.1	claims arising from a warranty of title within the meaning of 434 of the German Civil Code with respect to the Interests and Shares sold shall be time-barred 5 years after the Closing Date;

8.11.2	all other claims except for claims under (i) 6.11 hereof and (ii) 6.16 hereof insofar as such claims relate to taxation shall be time-barred 18 months after the Closing Date; and

8.11.3

claims under  6.11 and  6.16 hereof insofar as such claims relate to taxation shall be time-barred for each tax six months after the assessment concerning the tax and the time period in question has become final, which, with respect to the US Companies, shall mean upon the date that is six (6) months following the expiration of the applicable statute of limitations.

The limitation period shall be interrupted or suspended in accordance with the applicable provisions of German law.

8.12

Payments made by Seller pursuant to this  8 shall, in the relationship between Seller and Buyer, constitute a reduction of the Purchase Price and, to the extent that the payments are made directly to NewCo or a Subsidiary, a contribution in the relationship between Buyer and NewCo or the relevant Subsidiary.

8.13	460 sentence 2 of the German Civil Code and 377 of the German Commercial Code shall not apply to this Purchase Agreement.

8.14

In the event of a breach of a representation or warranty made or given by Buyer in  7 above, Buyer shall put Seller and Degussa into the financial position they would be in if the representation or warranty had been correct by payment of the amount of money necessary to restore the damage suffered by Seller and Degussa or to restore Seller and Degussa to the warranted position.

9

Environmental Indemnity

9.1

Seller shall, subject to the provisions contained in this  9 and in  8.4, and notwithstanding any knowledge of Buyer or disclosure prior to the Closing Date, indemnify and hold harmless Buyer and/or NewCo and/or, subject to  26 and to the extent of Buyer's shareholding, the Subsidiaries (the "Indemnified Parties") from and against all Environmental Costs resulting from any Existing Environmental Condition and Environmental Liabilities.

9.1.1	All of Buyer's claims against Seller with respect to Environmental Costs and Environmental Liabilities are limited as provided for in 8.4.

9.1.2	Buyer can assert claims under this 9 only if the total amount of all claims asserted by Buyer exceeds the amount of EUR 10,000,000, but upon exceeding such threshold Buyer can claim the full amount.

9.1.3	In the event that Buyer may have a claim against Seller under both 8 and this 9, which claims arise from the same facts and circumstances, the provisions of this 9 shall supersede the provisions of 8.

9.2

Environmental Liabilities, Existing Environmental Condition, Environmental Laws, Hazardous Materials, Environmental Matters, Environmental Costs and Reasonable Defense Costs shall each have the following meaning:

9.2.1

"Environmental Liabilities" means all losses, costs and expenses (including Reasonable Defense Costs but excluding (a) internal overhead costs and (b) consequential damages, in particular business interruption costs, except to the extent that the consequential damages result from Environmental Non-Compliance) reasonably incurred in connection with (i) any material (wesentlich) non-compliance of the operations at (including, for the avoidance of doubt, consequences therefrom after the Closing Date) or, to the extent that any liabilities arise therefrom, before the Closing Date with applicable Environmental Laws according to interpretation standards of the competent authorities in the relevant jurisdiction ("Environmental Non-Compliance") (for the avoidance of doubt whether discovered or incurred prior to the Closing Date or thereafter), (ii) the investigation (Maßnahmen der Gefahrerkundung, Untersuchungsmaßnahmen) in connection with or in anticipation of a remediation of an Existing Environmental Condition, (iii) clean up (Sanierung) within the meaning of  2 (7) German Federal Soil Protection Act (Bundesbodenschutzgesetz) or the respective applicable Environmental Laws of the jurisdictions in which the Indemnified Party operates of an Existing Environmental Condition, (iv) securing measures (Sicherungsmaßnahmen), or protective containment measures (Schutz- und Beschränkungsmaßnahmen) pursuant to  4 (3) German Federal Soil Protection Act or the respective applicable Environmental Laws of the jurisdictions in which the Indemnified Party operates, or (v) claims against an Indemnified Party by third parties (including governmental authorities) for damages or injuries to persons, property, natural resources or the environment resulting, in each case of (ii) to (v) from an Existing Environmental Condition and in each case of (ii) to (v) imposed by any Court of Law or any governmental authority or public agency pursuant to an applicable Environmental Law, or (vi) measures to eliminate, reduce or otherwise remedy an immediate danger to the well-being or the human health (Maßnahmen zur Abwehr von unmittelbaren Gefahren für Leib und Leben) resulting from an Existing Environmental Condition.

9.2.2

"Existing Environmental Condition" means (i) the pollution or contamination of the soil (schädliche Bodenveränderungen) within the meaning of  2 (3) of the German Federal Soil Protection Act, or any respective applicable Environmental Laws of the jurisdictions in which the Indemnified Party operates, of the Real Property, (ii) the presence of Hazardous Materials in the groundwater beneath the Real Property, or (iii) the disposal of any Hazardous Materials used, generated or stored by Seller, or any Indemnified Party at any offsite location, (iv) the spreading or migration of such pollution, contamination or Hazardous Materials after the Closing Date covered under (i) to (iii), provided, however, in each case such Existing Environmental Condition existed or resulted from events occurring on, or prior to, the Closing Date whether known or unknown on the Closing Date, in each case subject to requirements or liabilities under applicable Environmental Laws.

9.2.3

"Environmental Laws" means all applicable laws (including common law), ordinances, rules, regulations, permits, authorisations and orders relating (as legislative objective or in the individual case) to Environmental Matters in (i) the Federal Republic of Germany as it regards the German operation of Seller or an Indemnified Party, or (ii) jurisdictions in which Seller or an Indemnified Party operate. Any reference to Environmental Laws shall mean such laws in effect and applicable as of the Closing Date, except in connection with any claims under this Agreement that result from an Existing Environmental Condition consisting of Hazardous Materials in soil or groundwater, in which event Environmental Laws shall mean such laws as may be applicable and in effect until the claim is resolved or terminated under this Agreement.

9.2.4	"Hazardous Materials" means any pollutants, contaminants or toxic substances that are defined as such in, or regulated or addressed by, the Environmental Laws.

9.2.5

"Environmental Matters" means any matter relating to pollution or contamination or protection of health, safety or the environment, including protection of soil, air, ground water, surface water or land surface or natural resources.

9.2.6

"Environmental Costs" means any reasonable investigation, cleanup, remediation, removal or other response costs, expenses (including Reasonable Defense Costs), losses, liabilities or obligations, payments, damages (but excluding (a) internal overhead costs and (b) consequential damages, in particular business interruption costs, except to the extent that the consequential damages result from Environmental Non-Compliance) and disbursements resulting from an Existing Environmental Condition and (i) any claim by any governmental authority under Environmental Laws, (ii) any private party claim under Environmental Laws, or (iii) any act necessary to come into material compliance with the Environmental Laws according to interpretation standards of the competent authorities in the relevant jurisdiction or to fulfil an Environmental Liability.

9.2.7

"Reasonable Defense Costs" shall mean reasonable expert, consultant and attorney expenses. There shall be a rebuttable presumption that 15 per cent of the relevant other costs, expenses and liabilities of the relevant matter shall be the limit of reasonable costs, provided that this does not apply if and to the extent the expenses are incurred at Seller's request in which case they shall be deemed reasonable without this limitation. In case and to the extent of a successful defense, the basis for the 15 per cent shall be the costs, expenses and liabilities which were reasonably to be expected at the beginning of the proceeding.

9.3	Proration of Indemnification under 9.1

9.3.1	Any Environmental Cost or Environmental Liability for which Buyer may claim indemnification pursuant to 9.1 above shall be prorated between Seller and the Indemnified Party as follows:

Year after Closing Date	Buyer and/or NewCo	Seller
Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 and beyond	10% 20% 30% 40% 50% 60% 75% 90% 100%	90% 80% 70% 60% 50% 40% 25% 10% 0%

9.3.2

For determining the foregoing prorated liability of Seller and Buyer and/or NewCo, the time when Buyer notifies Seller of the Existing Environmental Condition giving reasonable expectation regarding the occurrence and the extent of Environmental Costs or Environmental Liabilities is decisive. Seller shall indemnify Buyer for all costs incurred at the proration percentage applicable at the time of Seller's initial notification. For non-compliance, notification has to be made within two (2) years after the Closing Date, and Seller only indemnifies to the extent that costs are actually spent within five (5) years after the Closing Date. For other liabilities of Seller under this  9, Seller may claim from Buyer to settle any remaining Environmental Costs and Liabilities on a Net Present Value Basis after the 12th (twelfth) anniversary of the Closing Date. Seller and Buyer shall negotiate in good faith to agree on the Net Present Value of the future costs or liabilities; if no agreement is reached, the amount shall be determined by arbitration pursuant to  24.

9.3.3

Seller shall control the manner and method of indemnification work performed with respect to claims made in the first (1st) through fourth (4th) years after the Closing Date. Buyer shall control the manner and method of such work with respect to claims first made during and beyond the fifth (5th) year after the Closing Date, provided that Buyer shall have the right to control any project that directly affects ongoing operations at any facility.

9.4

Seller's obligation to indemnify and hold harmless Buyer and/or NewCo pursuant to  9.1 shall apply only if and to the extent that Seller is notified in writing of the Existing Environmental Condition causing these costs and expenses prior to the ninth (9th) anniversary of the Closing Date.

The obligation to indemnify and hold harmless Buyer and/or NewCo shall be reduced if and to the extent the respective Environmental Liability or Environmental Cost:

9.4.1

is compensated for or made good by any third party to Buyer and/or NewCo, in particular, but without limitation, by insurance companies under applicable insurance policies, net the costs of collection (provided that Buyer will make reasonable efforts to pursue third party claims, taking into account all relevant factors, including available resources, likelihood of success, and total costs of collection);

9.4.2

is incurred after the Closing Date as a consequence of (i) grossly negligent omissions to take actions required to be taken by an Indemnified Party under Environmental Laws in force when such action should have been taken, (ii) the decommissioning or disposal of equipment incident to the cessation of operations on, or the abandonment of, the Real Property (it being understood that Seller shall not be relieved of any obligations otherwise applicable under this Purchase Agreement for soil or groundwater contamination, even if requirements under Environmental Laws are triggered by cessation of operations, facility closure or abandonment of property, (iii) the change of land use (Nutzungsart) to more sensitive usage or (iv) violations of the Responsible Parties' Duties under  9.4.10, in each case of (i) to (iv) after the Closing Date;

9.4.3	results from any failure to minimize costs and risks in a commercially reasonable manner after the Closing Date;

9.4.4

results from the coming into force of, or the change in, any Environmental Laws after the Closing Date, except with respect to soil or groundwater contamination that constitutes an Existing Environmental Condition;

9.4.5

to the extent that Environmental Liabilities and Environmental Costs have been taken into account in the December 2000 Balance Sheet by way of provision (Rückstellung) or because the proportionate equity of the relevant At-Equity Consolidated Subsidiary included in the December 2000 Balance Sheet has been reduced by taking into account provisions made at the level of the relevant At-Equity Consolidated Subsidiary not only for the individual subject matter, but also for the general subject "environmental";

9.4.6	results from a failure of Buyer and/or NewCo to mitigate damages pursuant to 254 of the German Civil Code (BGB);

9.4.7	the procedures set forth in 9.5 and 9.6 below have not been complied with by Buyer in all material respects; or

9.4.8

that Seller can demonstrate by standard of proof provided for in  287 of the German Civil Procedure Act (ZPO) that there is a net economic benefit to an Indemnified party derived from the remediation or other action which is indemnifiable under this  9.  9.5.1 shall apply mutatis mutandis.

9.4.9	Seller shall have transferred the ownership of the Florence, Italy facility to an entity other than NewCo or any of its Subsidiaries prior to the Closing Date.

9.4.10

Buyer undertakes (as selbständige Nebenpflicht and Obliegenheit) to design and implement any construction and other investment projects in such a way as to minimize Environmental Costs and Environmental Liabilities.

9.5	Cooperation of the Parties

9.5.1

If an Indemnified Party becomes aware of any circumstances which might give rise to an Environmental Liability of Seller under  9.1, then Buyer and/or NewCo shall inform Seller and Degussa in writing thereof without undue delay and any investigation and/or corrective measures shall be conducted in consultation with Seller and Degussa. Seller and Degussa shall be given access at their own expense to the Real Property and the books and records of the Indemnified Parties (or its successor, as the case may be) to the extent that such access is reasonably necessary to assess any Environmental Liability being incurred. Buyer and/or NewCo shall ensure that for as long as Seller may be held liable under  9.1 copies of all documents relating to the Real Property which, as of the Closing Date are in the possession of the Indemnified Parties will be kept available for inspection by Seller and Degussa at the premises of the Indemnified Party upon Seller's or Degussa's reasonable request.

9.5.2

In designing and performing any investigation or corrective measures under this  9, the Parties will cooperate with each other, including without limitation providing reasonable advance notice to each other of, and opportunity to comment on, any work planned, and access to the property and needed services. In all cases, Seller and Degussa shall use its best efforts and all reasonable measures to avoid unreasonable interference with NewCo's operations in the design and implementation of any investigation or corrective measures it controls.

9.6

Buyer and/or NewCo shall ensure that Seller and Degussa are given all opportunities to defend or avoid at its sole expense any claims (and, provided that Seller is responsible for 50 per cent or more of the liability pursuant to  9.3.1, conduct and settle) which might give rise to any Environmental Liabilities. In particular, Seller and Degussa shall be given an opportunity to comment on, participate in and review any reports on relevant investigations, reports, correspondence, orders or other measures, which may with reasonable likelihood give rise to an Environmental Liability, and Buyer and/or NewCo shall ensure that Seller and Degussa receive without undue delay copies of all such documents. Buyer and/or NewCo shall ensure that, upon the request of Seller or Degussa, objections are filed and legal proceedings instituted and conducted against any orders and judgements in accordance with Seller's and Degussa's direction and at Seller's and Degussa's expense.

9.7	Palladium / Coal Incineration at Hanau-Wolfgang

According to an administrative order of the environmental authority, the palladium-/coal-incineration units ("Palladium-Kohle-Veraschung") must meet certain legal emission targets after June 30, 2001. To operate this installation after that date, a temporary waiver from these emission requirements has to be obtained from the environmental authority. Buyer undertakes that NewCo shall, after the Closing Date, use best efforts to get such a waiver for the time until the new installation is in operation. Seller and its group companies shall not claim any contractual damages against NewCo under existing supply and service agreements if NewCo fails to get the necessary waiver despite having used best efforts to do so. Claims for business interruption regarding to the units are excluded if Buyer and NewCo do decide to construct the new installation and do not file the complete permitting application within three (3) months after the Closing Date and are limited to 24 (twentyfour) months after the Closing Date. In case Buyer has decided to construct the new installation, the Indemnified Party shall use best efforts to implement the investment as soon as practically possible.

9.8	Remediation of Existing Environmental Conditions at Frankfurt Gutleutstrasse Site

With regard to Frankfurt-Gutleutstrasse Site, Seller shall assume the risk of contamination or pollution of the ground or the (ground or surface) water ("Site Contamination") subject to the conditions in  9.8.1 and to the extent set forth below (and independent of the conditions contained in  9.1 to 9.7 above):

9.8.1

Seller does not demonstrate good reasons which indicate that the Site Contamination was caused after the Closing Date; if Seller demonstrates such reasons, Buyer has to prove that the Site Contamination was caused before the Closing Date.

9.8.2

After the Closing Date, Buyer and NewCo have used best efforts to ensure that the competent administrative authority directs its actions against the Seller as the entity which is legally responsible for the Site Contamination as owner of the property.

9.8.3

After the Closing Date, Buyer and NewCo have used best efforts to enable Seller to design and implement the remediation, protection or restriction measures ("Remedial Work") considered to be appropriate by Seller and that meet requirements of applicable Environmental Laws. Seller shall carry out all Remedial Work in due consultation with Buyer to reduce disruption of business and shall keep Buyer fully informed on the status of remediation. If Seller fails to design and implement the remedial work in due time, Seller assumes the costs of measures which are required by final and binding order by the competent authority.

9.8.4	The need for remedial actions was not aggravated as a result of any changes of use, construction or other action after the Closing Date.

9.8.5	Buyer has used best efforts to enable Seller to realize any claim against third parties. To the extent that Seller implements measures at its cost, Buyer shall assign such claims to Seller.

9.9	Resolution of Overlapping Liability

The provisions set forth in  9 conclusively and finally set forth the respective responsibilities of the Parties (including towards NewCo or any of its Subsidiaries) in respect of Environmental Matters in derogation of any statutory or other legal (including contractual) indemnification and responsibility. Accordingly, the Parties shall indemnify each other to the extent one of them is held liable by another party or governmental authority but would not be liable to the other Party under the provisions of this Purchase Agreement.

9.10

Seller represents that Environmental Liabilities and Environmental Costs covered in the Environ reports disclosed to Buyer but excluded in Environ's cost estimates because of alleged intra-group indemnities (except Frankfurt Gutleutstrasse) in the aggregate do not exceed EUR 5 million. In case of a breach of this representation, Seller shall indemnify Buyer independent of the limitation contained in  9.3.1 to the extent that this representation is incorrect.

10

Indemnities for Certain Contingent Liabilities

10.1

As used herein, the terms "Loss" or "Losses" mean any damages, liabilities, losses or expenses (including, without limitation, reasonable consultants' and attorneys' fees incurred in defending any claim by a third person, amounts paid in settlement of any claim or suit, taxes, fines, penalties, interest and the deductible, if any, payable by Buyer, NewCo or any Subsidiary under any insurance applicable to any matter asserted against Buyer, NewCo or any Subsidiary (net of any related net tax benefit or net insurance proceeds)).

10.2

Degussa shall indemnify and hold harmless NewCo and, if any were held liable, the Consolidated Subsidiaries from and against any Loss or Losses arising out of a claim by any third party against NewCo in respect of NewCo's joint and several liability (gesamtschuldnerische Haftung) pursuant to  133 of the German Transformation Act (Umwandlungsgesetz) for any obligation of Seller or Degussa (other than those transferred to Seller pursuant to the Spin-Off and Transfer Agreement) created (begründet) prior to the date when the Degussa Spin-off became effective.

10.3

Seller shall indemnify and hold harmless Buyer, NewCo and the Consolidated Subsidiaries from and against any Loss or Losses arising out of claims relating to the National Socialist Era and World War II, including claims in connection with formal forced labor. Degussa and Seller, however, wish to state that they concur with the opinion expressed by the German government, the U.S. Supreme Court and U.S. district courts that no legal basis exists for civil law claims against German companies with regard to forced labor or other war-related injuries.

10.4	Without prejudice to 6 to 9 of this Purchase Agreement:

10.4.1

Buyer shall indemnify and hold harmless Degussa from and against any claim by any third party against Degussa in respect of Degussa's joint and several liability (gesamtschuldnerische Haftung) pursuant to  133 of the German Transformation Act (Umwandlungsgesetz) for any obligation of Degussa which was transferred to Seller pursuant to the Spin-off and Transfer Agreement and created (begründet) prior to the date when the Degussa Spin-off became effective. Any rights and claims of Degussa against NewCo (as legal successor of Seller) under the Spin-off and Transfer Agreement shall not be affected by this  10.4.1.

10.4.2

Buyer shall indemnify and hold harmless Seller from and against any claim by any third party against Seller in respect of Seller's joint and several liability (gesamtschuldnerische Haftung) pursuant to  133 of the German Transformation Act (Umwandlungsgesetz) for any obligation of Seller which has been or will be created (begründet) prior to the NewCo Spin-off Effective Date. Any rights and claims of Seller against NewCo under the NewCo Spin-off Agreement shall not be affected by this  10.4.2. Nothing in this  10.4.2 shall require Buyer to indemnify Seller for any claims which are the subject of an indemnity obligation of Degussa or Seller under  10.2 or  10.3.

10.5

In the event that Buyer may have a claim against Seller under both  8 and this  10, which claims arise from the same facts and circumstances, the provisions of this  10 shall supersede the provisions of  8.

11

Exclusion of Further Claims

11.1

The provisions of  8 above constitute the entirety of the agreements among the Parties with respect to the consequences of a breach of a representation or warranty by Seller, the provisions of  9 above constitute the entirety of the agreements among the Parties with respect to an Environmental Liability, and the provisions of  10 above constitute the entirety of the agreements among the Parties with respect to the liabilities specified in  10.

11.2

All other claims of Buyer, NewCo or any Subsidiary of any kind in connection with this Purchase Agreement and the transactions provided for herein, whether they be claims to a reduction of the Purchase Price, to the cancellation (Wandlung) or rescission of the Purchase Agreement, to payment of damages or other legal consequences, and regardless of the legal basis (including liability for defects, liability for imperfection in title, culpa in contrahendo, and voidability), shall be excluded. Any claims for specific performance (Erfüllungsansprüche) and claims arising from the violation of obligations expressly assumed in this Purchase Agreement shall not be affected.

11.3	Any Buyer's claims based upon wilful misconduct of Seller shall not be limited by the provisions of this Purchase Agreement.

12

Information Duty; Participation in Proceedings; Access to Files

12.1

Each Party shall ensure that the other Parties will be promptly and fully informed and be kept informed of all circumstances which could give rise to a claim of one against the other in connection with this Purchase Agreement. Furthermore, each Party shall give the other Parties copies of all relevant documents, and the opportunity to take part in all meetings, discussions and negotiations in this respect. As between the Parties, any settlement, waiver or acknowledgement agreed on or declared by either Party shall not constitute proof of the factual or legal situation underlying the settlement, waiver or acknowledgement.

12.2

Buyer shall ensure that Seller will have an opportunity to participate in all settlement meetings with tax officials in connection with external tax audits and tax assessment notices relating to any time period up to the Closing Date, and to comment thereon in writing to the tax authorities. Within five (5) Banking Days after the receipt of any tax assessment or other notice or correspondence received from tax authorities by Buyer, NewCo or any Subsidiary, Buyer shall provide or cause to be provided to Seller copies of any such notice or correspondence. Upon the reasonable request of Seller, Buyer shall ensure that all available legal remedies against tax assessment notices concerning the time up to the Closing Date which could result in a claim of Buyer against Seller and/or Degussa will be made use of. Should such a legal remedy no longer be available in time because of Buyer's avoidable delay in transmitting notices and other documents to Seller or should Seller not receive copies of notices or correspondence as provided for in sentence 2 of this  12.2, all claims which Buyer may have on the basis of additional tax demands which could have been challenged by means of the legal remedy shall be excluded. Legal proceedings are to be conducted jointly by Buyer and Seller; sentences 1 and 2 of this  12.2 shall apply analogously in this respect. Buyer shall use its best efforts to ensure that any settlement or waiver or acknowledgement is agreed on or declared only with Seller's consent.

12.3

Each Party shall ensure the other Parties that each Party will have full access to all files, documents and information which could be useful in connection with the performance of its rights, in particular in connection with tax assessment notices against NewCo or any Consolidated Subsidiary or Other Subsidiary, the defence against or the enforcement of claims or which are demanded by Seller or Degussa for other reasonable reasons.

13

Covenants of the Parties; Maintenance of Partnership Structure

13.1

Buyer shall cause, effective as of the Closing Date, NewCo and the Subsidiaries to continue to employ initially all of their employees who accept such employment, including, without limitation, employees on approved leave of absence or short-term disability leave and such initial employment shall be at compensation levels and under terms and conditions that are at least as favourable to them as their compensation levels and terms and conditions of employment including pension rights immediately prior to the Closing Date.

Buyer shall use its reasonable best efforts (nach Kräften bemühen) to cause NewCo AG to enter into employment agreements with the members of the management board (Vorstand) of Seller and to employ such persons at compensation levels and under terms and conditions that are at least as favourable to them as their current compensation levels and terms and conditions of employment including pension rights.

13.2

Except as set forth in  13.3, any agreement between Degussa or an affiliate of Degussa and NewCo or the Subsidiaries shall be subject to review and amendment of the terms and conditions contained therein by the parties thereto within a period of 12 months after the Closing Date, provided, however, that the requesting party can reasonably demonstrate and prove to the other party that a continuing discharge of its obligations thereunder would result in a material hardship to the requesting party. The parties then shall negotiate in good faith and agree to amend the terms and conditions of the existing agreement to the extent necessary to eliminate the material hardship for the aggrieved party.

13.3

The principles set out under  13.2 shall not apply with regard to the palladium-/coal-incineration supply and service arrangements between Degussa and Seller. Here, Buyer shall cause NewCo and its Subsidiaries to undertake to continue trading and conducting business with Degussa heretofore conducted between Degussa and Seller and its Subsidiaries in the ordinary course and not to change the business policy related to such trading without the approval of Degussa.

13.4

Following the Closing Date, Buyer and Seller shall use all reasonably available efforts to maintain and enforce any third-party indemnities or obligations available or potentially available to either Buyer or Seller in respect of any Seller Company, even if the indemnity or obligation being maintained or enforced would benefit only the other party (it being understood that any costs incurred in maintaining and enforcing such third-party indemnities shall be allocated in accordance with their respective apportionment of responsibility in this Purchase Agreement).

13.5

Following the Closing Date, Seller shall be responsible for any parachute payment or similar payment due to any employee of any Seller Company who is employed by such Seller Company on the Closing Date as a result of a change in ownership of Seller and the Subsidiaries or as a result of Buyer's acquisition of NewCo and the Subsidiaries.

Prior to the Closing Date, Seller shall (i) cause DMC2 Corp. to establish and fund a trust (the "Contracts Trust") for the benefit of 13 executives of DMC2 Corp. (the "Executives") in accordance with Section 17 (a) of the employment agreements entered into by DMC2 Corp. and the Executives (each an "Executives' Employment Agreement"), and (ii) provide to DMC2 Corp. an amount equal to US$ 5 million for the Contracts Trust. The Contracts Trust shall contain terms reasonably acceptable to Seller and Buyer. Payments from the Contracts Trust shall be made in accordance with the trust agreement therefor. The Parties agree that the flow of funds from Seller through DMC2 Corp. to fund the Contracts Trust shall not be included in the adjustment under  3.5 hereof.

On the first Banking Day of the 13th month after the Closing Date, Buyer shall pay Seller an amount (the "Trust Repayment Amount") equal to US$ 5 million minus any additional compensation paid or payable in the future to an Executive in accordance with Sec. 8 of the Executives' Employment Agreement as a consequence of a constructive termination of such Executive within such 13-month period pursuant to Sec. 5(e) (i) or (vi) of the Executives' Employment Agreement. Buyer shall notify Seller of such constructive termination. If the Trust Repayment Amount is negative, the Trust Repayment Amount shall be nil.

Prior to the Closing Date, Seller shall cause DMC2 Corp. to fund the trust (the "Restoration Trust") required in the event of a change of control under the DMC2 Degussa Metals Catalysts Cerdec Corporation Pension Restoration Plan dated December 22, 1994 (as amended and restated). The parties agree that the flow of funds from Seller through DMC2 Corp. to fund the Restoration Trust shall be included in the adjustment under 3.5 hereof.

13.6	Maintenance of Partnership Structure

13.6.1

Buyer shall be obliged to maintain the business operations of NewCo (including those operated by a Subsidiary of NewCo (except for Cerdec Ceramics GmbH, Oberursel, Germany, and Magmalor GmbH, Colditz, Germany)) as currently conducted by Seller in Germany in the legal form of an AG & Co. KG until December 31, 2004.

13.6.2

It is understood between the Parties that  13.6.1 does not prevent Buyer from transferring any (by sale or otherwise) activities or assets of NewCo (including those operated by a Subsidiary of NewCo) to locations or entities domiciled outside Germany.

13.6.3

Except for a certain agreement with works council in Germany regarding the continuance of employee benefits, any restructurings or similar actions relating to a total or partial on-sale of the Interests and Shares or the respective assets of the Seller Companies to a third party may be undertaken only to become effective after the Closing Date. If the laws of Germany concerning the tax treatment of a partnership are changed in a way that maintenance of the legal form of an AG & Co. KG would have a material adverse effect on Buyer, Buyer shall have the right to change the legal form of NewCo as far as necessary to avoid that effect subject to prior written approval by Degussa which approval shall not be unreasonably withheld. Such approval is hereby given for the change of the legal form of an AG & Co. KG into a GmbH & Co. KG.

13.6.4

Without prejudice to its ongoing own liability in accordance with the terms and conditions of this Purchase Agreement, in the case of a sale of NewCo, Buyer shall impose the obligations under this  13.6 on the acquirer.

13.7	The following documents have been delivered by Seller or Degussa to Buyer within 30 days after the date of the Original Purchase Agreement:

13.7.1

Copies of the audited financial statements of each material At-Equity Consolidated Subsidiary as of December 31, 2000 (comprised of the December 2000 At-Equity Consolidated Subsidiary Balance Sheets and profit and loss accounts and the notes thereto for the year ended December 31, 2000; in the aggregate, the "2000 At-Equity Subs Financial Statements"), unless such financial statements do not exist;

13.7.2

true, correct and complete copies of (i) each Plan (as defined in  13.7.4) (or in the case of any unwritten Plan, a written description thereof), the most recent actuarial reports, valuation reports, post-December 31, 1998 material employee communications, and trustees' reports relating thereto (if applicable), the most recent annual report on Form 5500 filed with the United States Internal Revenue Service ("US IRS") for any Plan established and maintained under the laws of the United States of America (the "US Plans"), all determination letters issued by the US IRS with respect to each US Plan, the most recent summary plan description for each US Plan for which a summary plan description is required by law, and each trust agreement, insurance contract or other funding medium or vehicle relating to any Plan, and (ii) employee handbooks of Seller and any Consolidated Subsidiary;

13.7.3	copies of each Real Property Lease with an annual rent exceeding EUR 5,000,000;

13.7.4

an accurate description of (i) all written and unwritten employee benefit plans, programs, and practices and all collective bargaining agreements, and works agreements relating to employee benefits for current and former employees, officers, directors, expatriates, and other persons (and dependents and beneficiaries thereof) with respect to which Seller and the Consolidated Subsidiaries have, or may incur, any past, current, future or contingent liabilities or obligations, including, without limitation, all plans, agreements, arrangements or policies relating to sick pay, vacation pay or severance pay, deferred compensation, pensions, profit sharing, retirement income or other benefits, stock purchase and stock option plans, bonuses, severance arrangements, health benefits (including, without limitation, post-employment medical benefits), disability benefits, insurance benefits and all other employee benefits or fringe benefits, including, without limitation, any employee welfare benefit plans and employee pension benefit plans within the meaning of Sections 3(1) and 3(2) of the (United States) Employee Retirement Income Security Act of 1974, as amended ("ERISA") (individually referred to as a "Plan" and collectively referred to as the "Plans"), and (ii) all liabilities and obligations of Seller and the Consolidated Subsidiaries under or relating to the Plans including, without limitation, all contributions to Plans required by applicable law, regulation, terms of Plans, contracts, or otherwise, relating to any time period prior to the Closing Date;

13.7.5

a list (the "Intellectual Property Rights List") which lists all patents, trademarks, trade names and license agreements which are owned as of the date of this Purchase Agreement by Seller or a Consolidated Subsidiary (the "Owned Intellectual Property") or which grant rights to Seller or a Consolidated Subsidiary (the "Licensed Intellectual Property"). Such Intellectual Property Rights List categorises all such patents, trademarks, trade names or licenses by ownership or use, and specifies either (i) the entity that holds the title to each, or (ii) the business division in which each is used; and

13.7.6

a list, by product and amount, of warranty claims in excess of EUR 500,000 paid since January 1, 1998, by Seller, Degussa with respect to those of its divisions that now comprise Seller, or any Consolidated Subsidiary (the "Product Claims List").

13.8	Degussa License

13.8.1	Subject to 13.8.2 and 13.8.3, Degussa hereby grants NewCo a royalty-free, world-wide, non-transferable and irrevocable license to use the name and trademark "Degussa" (the "Degussa License")

(a)	for a period of 5 (five) years after the Closing Date for purposes of trading in ingots of gold; and

(b)	for a period of 2 (two) years after the Closing Date as part of the corporate name (Firma) of any Seller Company which presently uses the name "Degussa" as part of its corporate name.

Upon expiry of the aforementioned periods, the relevant Degussa License shall terminate automatically and Buyer shall cause each Seller Company not to make use of the name "Degussa" for that purpose and to waive any other rights any Seller Company may have in the name "Degussa" (except for its rights under the remaining Degussa License, as the case may be).

13.8.2	In the case of a sale and/or transfer of more than 50 % of the interests (either capital or votes) in NewCo the Degussa License shall terminate automatically.

13.8.3

In the event that Buyer sells and transfers any of the businesses or Subsidiaries sold or transferred to NewCo or Buyer under or in connection with this Purchase Agreement prior to the expiration of the relevant Degussa License to a third party and such businesses or Subsidiaries presently use the name "Degussa" for the purposes set forth in  13.8.1 (a) and (b) above, Buyer may sublicense the relevant Degussa License to such third party for the remaining term of the relevant Degussa License provided, however, that in respect of the Degussa License which is granted for the purposes set forth in  13.8.1 (a) Buyer shall only be entitled to grant a sub-license to such third party after having obtained Degussa's prior written consent. In each case Buyer shall impose the obligations under this  13.8 on such third party and shall make use of the rights thereunder upon Degussa's request.

13.9	Maintenance of Seller

13.9.1	Degussa must not dissolve or liquidate Seller prior to December 31, 2005.

13.9.2

It is understood between the Parties that  13.9.1 does not prevent Degussa from merging Seller into Degussa or any company affiliated with Degussa in the meaning of  15 of the German Stock Corporation Act.

13.10

Buyer agrees not to make any antitrust filings relating to any on-sale of any assets acquired by Buyer or its designees under this Purchase Agreement to a third party until the Hart-Scott-Rodino or other mandatory governmental pre-closing waiting period has expired or been terminated by the relevant Antitrust Authority (as defined in  19.2) or until the transactions may be consummated in accordance with any applicable pre-merger control laws in any applicable jurisdiction in each such jurisdiction. For the purpose of clarification, the previous sentence shall mean that Buyer shall be entitled to make an antitrust filing relating to any on-sale of any assets acquired by Buyer or its designees in a certain jurisdiction (e.g. in the United States of America), provided the mandatory governmental pre-closing waiting period relating to the transactions under this Purchase Agreement in such jurisdiction has expired or been terminated or the competent Antitrust Authority in such jurisdiction (i.e. in the United States of America) has cleared the transactions under this Purchase Agreement in such jurisdiction. Buyer shall impose the obligation under this  13.10 on the acquiring third party and shall make use of the rights thereunder upon request of Degussa.

13.11

Degussa, Seller and Buyer undertake to ensure that all service agreements to which a Seller Company on the one hand and Degussa or a subsidiary of Degussa (other than a Seller Company or Other Subsidiary) on the other hand are a party (i) are cancellable by NewCo, directly or indirectly, within one year of the Closing Date and (ii) shall remain in full force and effect at least six months after the Closing Date and (iii) shall continue for further six months unless any party can reasonably demonstrate and prove to the other party that a continuation of its obligations thereunder would result in a material hardship.

13.12	Heritable Building Right Gutleutstrasse 215, Frankfurt am Main

13.12.1

Subject to this  13.12, Degussa undertakes and Buyer shall cause NewCo to undertake not to enforce their mutual obligation to terminate Seller's heritable building right (Erbbaurecht) concerning a certain area of Seller's business operations at Gutleutstrasse 215, Frankfurt am Main, Germany, as marked in a map attached hereto as Annex 13.12.1 (the "Gutleut Area") and to vacate the Gutleut Area pursuant to  21(1) of the heritable building right agreement between Degussa and Cerdec AG Keramische Farben dated March 29, 1993 (notarial deed 178/1993 of the notary public Dr. Klaus Engfer, Franfurt am Main) until September 30, 2023; provided, however, that the Gutleut Area will be used by NewCo as it is presently being used by Seller and NewCo will pay rent at market conditions from January 1, 2006 in accordance with  13.12.2 below.

13.12.2

In due course after January 1, 2005, Degussa shall and Buyer shall cause NewCo to enter in good faith negotiations in order to agree on a rent at market conditions to be paid by NewCo to Degussa for the use of the Gutleut Area from January 1, 2006 until September 30, 2023. If Degussa and NewCo cannot agree on the terms and conditions of the lease, in particular the rent, by June 30, 2005, the determination of the terms and conditions of the lease, in particular the rent, shall be referred to an independent expert arbitrator (Schiedsgutachter). If Degussa and NewCo cannot agree on such independent expert arbitrator, the president of the Chamber of Industry and Commerce (Industrie- und Handelskammer) of Frankfurt am Main, Germany, shall appoint one. The expert arbitrator shall give Degussa and NewCo adequate opportunity to present their arguments in writing and at a hearing or hearings to be held in the presence of Degussa and NewCo and their advisers and the expert arbitrator shall not exceed the range of dispute between Degussa and NewCo. The determination of the terms and conditions of the lease, in particular the rent by the expert arbitrator shall be final and binding between Degussa and NewCo and Buyer shall cause NewCo to accept such determination. The cost and fees of the expert arbitrator shall be borne by Degussa and Buyer in equal proportions.

Any further rights of Degussa under the heritable building right agreement between Degussa and Cerdec AG dated March 29, 1993 shall remain unaffected by this 13.12.2.

13.12.3	In the case of a sale and/or transfer of more than 50 % of the interests (either capital or votes) in NewCo the undertaking set forth in this 13.12 shall terminate automatically.

13.12.4

In the event that Buyer sells and transfers any of the businesses transferred to NewCo or Buyer under this Purchase Agreement prior to September 30, 2023 to a third party and such businesses presently use the Gutleut Area, the undertaking set forth in this  13.12 shall also apply for the benefit of such third party; provided, however, that any rights thereunder are neither assignable nor transferable by such third party. Buyer shall impose the obligations under this  13.12 on such third party and shall make use of the rights thereunder upon request of Degussa.

13.13

In the event Buyer (or an affiliate of Buyer) or any third party purchaser of the businesses transferred to NewCo or Buyer hereunder ("Third Party Purchaser") wishes to sublease Degussa Leased Space (as hereinafter defined) from NewCo or any Subsidiary, Buyer shall request Degussa's prior written consent for any such sublease. Such consent shall be granted by Degussa in respect of space rented from Degussa and in all other cases by the relevant Degussa affiliate which has acted as lessor. In the event this space is leased by an affiliate of Degussa, Degussa shall cause such affiliate to consent to any such sublease. Any consent requested pursuant to this Section 13.13 shall be in writing and in a form reasonably acceptable to both parties and shall be provided by Degussa or its affiliate without unreasonable delay. "Degussa Leased Space" shall mean any space which is leased by NewCo or any Subsidiary (or by any of their legal successors), as lessee, on or after the Closing Date from Degussa or from any of Degussa's affiliates, as lessor pursuant to a written lease that prohibits or requires prior consent for subletting. For the purposes of this Section 13.13 "affiliate" shall have the meaning set forth in  15 et seq. of the German Stock Corporation law (Aktiengesetz) (other than the Subsidiaries).

13.14

Buyer takes the position that the share capital of dmc[2] Catalysts (Thailand) Ltd. ("dmc[2] Thailand") is not fully paid in. If this position should prove to be correct and the shareholder of dmc[2] Thailand should be required to make additional contributions in order to fully pay up the share capital of dmc[2] Thailand, Seller shall reimburse Buyer or such Seller Company correspondingly. Further claims of Buyer and/or any Seller Company against Seller under 6.1.4 of this Purchase Agreement with respect to the representation and warranty that shares are fully paid shall be excluded in this connection.

14

Period after Execution

14.1

From the date of the Original Purchase Agreement to the Closing Date, (i) Seller has conducted, and from the NewCo Spin-off Effective Date, Seller has caused NewCo to conduct its operation and the operations of the Consolidated Subsidiaries, in the ordinary course of business and in accordance with generally accepted commercial practice in substantially the same manner as conducted on the date of the Original Purchase Agreement, has made reasonable efforts consistent with past practices to preserve such operations, and has used reasonable efforts to preserve their relationships with their customers and suppliers, and (ii) Seller and the Consolidated Subsidiaries have not, and from the NewCo Spin-off Effective Date Seller has not permitted NewCo and the Consolidated Subsidiaries to, without the prior written consent of Buyer (which consent will not be unreasonably withheld):

14.1.1

with regard to Seller, and, from the NewCo Spin-off Effective Date, with regard to NewCo only, to declare or to pay any distribution to its shareholder/partner (except for the profit distribution resolved on March 2nd, 2001);

14.1.2

except in the ordinary course of business consistent with past practices, to incur or assume any liabilities, obligations or indebtedness, to guarantee any such liabilities, obligations or indebtedness or to execute any other guarantee (other than endorsements for the purpose of collection in the ordinary course of business);

14.1.3	to enter into any Material Contracts not in the ordinary course of business;

14.1.4	to permit, allow or suffer any asset to be subjected to any lien except in the ordinary course of business consistent with past practice;

14.1.5	to waive any of their material claims or rights;

14.1.6	to make or incur any capital expenditure or expenditures except in the ordinary course of business consistent with past practice;

14.1.7

to sell, lease or otherwise dispose of, or to agree to sell, lease or otherwise dispose of, any of the assets required for the operation of its business, except in the ordinary course of business consistent with past practice;

14.1.8	to enter into any lease or sale of the Real Property except in the ordinary course of business consistent with past practice;

14.1.9	to materially increase compensation or benefits awarded to employees except in the ordinary course of business consistent with past practices or current market practices; or

14.1.10	to make a tax election or to compromise any tax liability.

14.2	Access to Properties and Records

Seller has afforded to Buyer and its authorized representatives reasonable access from the date of the Original Purchase Agreement until the Closing Date, during normal business hours, to the members of the management board of Seller and has furnished to Buyer or its authorized representatives such business, financial and operating data and other information as Buyer may have reasonably requested. For the sake of clarification, in no event shall Buyer have a right to perform a due diligence or similar investigation at Seller, NewCo or any Subsidiary and Participation.

Buyer has been and shall be authorized to share any information received from Seller in accordance with the foregoing provisions or otherwise from Degussa or Seller in connection with this Purchase Agreement with any third party to which Buyer may sell after the date of this Purchase Agreement any of the businesses to be transferred to NewCo provided that such third party (i) is under a legal obligation towards Seller or Degussa to treat the information received on a confidential basis, (ii) requires the information received in order to prepare any filings to be made under antitrust laws of the relevant jurisdictions, (iii) requires the information for the purpose of financing the acquisition of any business to be acquired from Buyer, provided such information may be shared with such third party without violating any applicable antitrust laws, and (iv) has undertaken in writing towards Buyer to use the information received exclusively for that purpose before Buyer shares the relevant information with such third party.

14.3	Further Assurance

After the Closing, Seller shall from time to time, at Buyer's reasonable request, prepare, execute and deliver to Buyer such other instruments of conveyance, transfer and confirmation, and take such other action as Buyer may reasonably request so as more effectively to sell, transfer, assign and deliver and vest in Buyer title to and possession of the assets and securities to be transferred to Buyer as provided in this Purchase Agreement and to fully implement this Purchase Agreement.

15

Suretyship (Bürgschaft)

Degussa guarantees to Buyer (verbürgt sich gegenüber dem Käufer für) the due and punctual performance and payment of all obligations of Seller under this Purchase Agreement including Seller's indemnification obligations hereunder.  771 of the German Civil Code (Einrede der Vorausklage) shall not apply.

16

Termination

16.1	In case of a termination of this Purchase Agreement, 17, 18, 20, 21, 22, 23, 24 and 26 shall stay valid and apply also after the Purchase Agreement has become terminated.

16.2

Without prejudice to the provisions set forth in  4.4, neither Party is entitled to rescind or terminate or otherwise unwind this Purchase Agreement with respect to any clearance of the Antitrust Authorities not being granted.

17

Confidentiality; Publication

17.1

The Parties shall confidentially treat the contents of this Purchase Agreement. Any publication to be made after the execution of this Purchase Agreement pursuant to the German Securities Trading Act (WpHG), United States securities laws, or press releases shall be jointly agreed upon and shall not be released without the other Parties' consent; such consent shall not be unreasonably withheld.

17.2	Each Party has the right, also without the other Parties' consent, to disclose any minimum information required by law and to make publications with the minimum content required by law.

18

Prohibition of Assignment

Seller and Buyer do not have the right to assign rights or obligations under this Purchase Agreement to a third party without the consent of the other Parties. In the event that Buyer sells any of the businesses transferred to NewCo prior to the expiration of the relevant indemnification periods (Verjährungsfristen) to a third party Buyer may continue to claim for the remaining indemnity period damages against Seller (regardless of whether Buyer would have actual financial liability to such third party therefor) in accordance with the relevant indemnity provisions of  8, 9 and 10 and with the covenants of  13.4, 13.5, 13.9, 13.11, 13.12, 14.1.2-10, 15.1 and 25 of this Purchase Agreement for claims which are stated against Buyer by such third party and Seller will honour that third party's claims as if that third party was a party to this Purchase Agreement.

19

Merger Control Clearance by Antitrust Authorities

19.1

The transactions contemplated by this Purchase Agreement were or will be notified to Antitrust Authorities (as defined in  19.2 below) in accordance with applicable merger-control provisions of the EC and/or national jurisdictions. The Parties have used and shall use their best efforts to meet without undue delay the requirements under any applicable antitrust laws.

19.2

The Parties have each cooperated and shall each cooperate with the others and have used and use their respective best efforts promptly (i) to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable under this Purchase Agreement and applicable laws to consummate and make effective the transactions contemplated by this Purchase Agreement as soon as practicable, including, without limitation, preparing and filing as promptly as practicable all documentation to effect all necessary filings, and submissions of information and (ii) to obtain all approvals, consents, registrations, permits, authorizations required to be obtained from any third party necessary or advisable to consummate the transactions contemplated by this Purchase Agreement. Subject to applicable laws relating to the exchange of information, the Parties shall each have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the submitting Party that appears in any filing made with, or written materials submitted to, any third party and/or governmental authority in connection with the transactions contemplated by this Purchase Agreement (the European Commission, the US Antitrust Authorities and the respective antitrust authority of any other jurisdiction herein individually and jointly referred to as "Antitrust Authorities").

19.3

Merger control notifications have been and shall be filed either jointly or separately as required by the law of the jurisdiction in which the merger control notification is submitted. Representatives of Seller and Buyer have been and shall be present at meetings (if any) with representatives of the Antitrust Authorities, to the extent permitted by such Antitrust Authorities. Each Party has kept and shall keep the other Parties fully informed at all times on all such communications and contacts.

19.4

Should an Antitrust Authority indicate that the transactions contemplated herein could be cleared only subject to certain conditions (Bedingungen), obligations (Auflagen), commitments (Zusagen), etc. (collectively, the "Commitments"), Buyer hereby undertakes to consent to such Commitments and undertakes to enter into all agreements, give all consents, and carry out all other actions necessary to ensure that the Commitments are fulfilled, and complied with at all times, in their entirety (such as, but not limited to, divestiture of assets and interests, granting of licenses to third parties and termination of affiliations with competitors all such actions aiming at Antitrust Authority clearance of the transactions contemplated herein).

20

Costs

All costs, notarial fees, other fees and transfer taxes arising in connection with this Purchase Agreement and the implementation of the transactions provided for herein (including the NewCo Spin-off) shall be shared equally between Seller and Buyer. Each Party shall bear the costs of its own advisors. Notwithstanding the foregoing, Degussa shall pay any and all deferred real estate taxes from the transfers of real property currently owned by Ontario, Inc. that were effected by Degussa affiliates prior to the Closing and become due and payable as a result of the transactions contemplated hereunder.

21

Completeness of this Purchase Agreement; Written Form

This Purchase Agreement contains the entire understanding of the Parties with respect to the matters dealt with herein. Any change of or amendment to this Purchase Agreement, including a change or amendment to this written form clause, must be in writing or in any stricter form which may be required. References to this Purchase Agreement shall be regarded as references to this Purchase Agreement including its Annexes. All defined terms stated in the plural shall be deemed to include the singular and vice versa.

22

Severability

22.1

Should any provision of this Purchase Agreement be or become entirely or partially invalid, the remaining provisions of this Purchase Agreement shall nevertheless remain effective. In this case the invalid provision shall be replaced by a valid provision which most effectively serves the economic purpose of the invalid provision. The same shall apply in the event of a gap in this Purchase Agreement.

22.2

Should any provision of this Purchase Agreement be invalid because of its territorial or factual scope of application or because of its duration, the provision shall be reduced to the maximum allowed by law.

23

Notices

23.1	Notices or declarations to Seller in connection with this Purchase Agreement shall be deemed to have been made validly if made by registered mail or courier to Degussa in accordance with 23.3 below.

23.2

Notices or declarations to Buyer in connection with this Purchase Agreement shall be deemed to have been made validly if made by registered mail or courier to the following address or to any other address communicated in writing by Buyer to Seller and Degussa:

Mr. James M. Materna Chief Financial Officer OM Group, Inc. 3800 Terminal Tower 50 Public Square Cleveland, Ohio 44113-2204 USA

with a copy to:

Carolyn J. Buller, Esq. Squire, Sanders & Dempsey L.L.P. 4900 Key Tower 127 Public Square Cleveland, Ohio 44114 USA

23.3

Notices or declarations to Degussa in connection with this Purchase Agreement shall be deemed to have been made validly if made by registered mail or courier to the following address or to any other address communicated in writing by Degussa to Buyer and NewCo:

Dr. Alfred Oberholz Mr. Heinz-Joachim Wagner - Mitglieder des Vorstandes - Degussa AG Bennigsen-Platz 1 40474 Düsseldorf Germany with a copy to:

Dr. Michael Thoma, Esq. Dr. Peter Weyland, Esq. Hengeler Mueller Bockenheimer Landstrasse 51 60325 Frankfurt am Main Germany

23.4

Notices or declarations to NewCo in connection with this Purchase Agreement shall be deemed to have been made validly if made by registered mail or courier to Degussa or, after the Closing Date, to Buyer, each in accordance with  23.2 and  23.3, respectively, above.

24

Choice of Law; Arbitration

24.1	This Purchase Agreement shall be governed by the laws of the Federal Republic of Germany excluding the Vienna Sales Convention of 11 April 1980.

24.2

All disputes arising in connection with this Purchase Agreement or on its validity shall be finally decided, under exclusion of any state courts, in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce in Paris by three arbitrators. Unless otherwise agreed in writing by the Parties, the arbitration will take place in Zurich, Switzerland, in the English language. The cost of any arbitration will be assessed by the arbitrators who will be required to make such cost part of any ruling issued by them.

25

Prohibition on Competition

25.1

Degussa agrees that for the period from the Closing Date until the fifth anniversary thereof, it will not, and that it will cause its subsidiaries not to, (i) develop, produce, market, sell or render (or assist any other person in developing, producing, marketing, selling or rendering) products or services competitive anywhere in the world with the products and services sold or provided by Seller or any Subsidiary on the Closing Date (except for activities relating to dental alloys (Dentallegierungen)), or (ii) engage in business with, serve as an agent or consultant to, or become a partner, member, principal or stockholder (other than a holder of less than twenty-five percent (25%) of the outstanding voting shares of any publicly held company) of or be engaged by, any person whose business competes anywhere in the world with Seller or any Subsidiary as conducted on the Closing Date (except for activities relating to dental alloys (Dentallegierungen)).

The foregoing shall not prevent Degussa from acquiring another business by purchase of shares or assets or by way of merger even if such business includes activities competing with the present business operations of NewCo or any Subsidiary, provided that (i) such activities represent not more than thirty percent (30%) of the aggregate value of the acquired business and (ii) Seller shall use its best efforts to divest the activities in question within 24 months from the completion of such acquisition and, if these efforts do not result in the divestiture of such activities, shall offer to Buyer the right to purchase the acquired activities to the extent they are competing with the current business operation of NewCo or any of its Subsidiaries for a reasonable price and under reasonable terms and conditions.

25.2	Degussa agrees that the Purchase Price as set forth in 2 of this Purchase Agreement includes consideration for its agreement not to compete as set forth in this 25.

25.3	Degussa undertakes for a period of two (2) years after the Closing Date not to solicit directly or through third parties, any employee of any Seller Company described in 6.15.2.

26

No Third Party Beneficiaries

Except as provided for in  13.12.4, none of the parties hereto intends that any person not a party hereto shall be a third-party beneficiary of any provision of the Purchase Agreement and nothing contained herein shall be construed or deemed to confer any benefit or right upon any third party.

SIGNATURES

/s/ Dr. Jutta Forster For Degussa AG (by Power of Attorney)

/s/ Ms. Karen Brandt For dmc[2] Degussa Metals Catalyst Cerdec AG (by Power of Attorney)

/s/ Dr. Theo Rauh For OM Group, Inc. (by Power of Attorney)

/s/ Mr. Thomas Wenzel For OMG AG + Co. KG (by Power of Attorney)

/s/ Dr. Hans Hofmann Notary Public